Filed Pursuant to Rule 424(b)(3)
Registration No. 333-171931

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but the information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION, DATED MAY 20, 2013

(to Prospectus dated January 28, 2011)

8,700,000 Shares

The Laclede Group, Inc.

Common Stock

The Laclede Group, Inc. is offering 8,700,000 shares of its common stock, par value $1.00 per share, as described in the accompanying prospectus under “Description of Capital Stock — Description of Common Stock.” The shares trade on the New York Stock Exchange, or NYSE, under the symbol “LG.” On May 17, 2013, the last sale price of the shares as reported on the NYSE was $46.70 per share.

Investing in our common stock involves risks. Please read “Risk Factors” beginning on page S-15 of this prospectus supplement.

	Per Share	Total
Initial price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Laclede	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 1,305,000 shares of our common stock from us at the initial price to the public less the underwriting discounts and commissions if the underwriters sell more than 8,700,000 shares of our common stock in this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about May     , 2013.

Wells Fargo Securities	BofA Merrill Lynch	J.P. Morgan	Morgan Stanley

Piper Jaffray	Stifel	Edward Jones

Moelis & Company

The date of this prospectus supplement is May     , 2013.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate as of any date other than the date on the front of this prospectus supplement, the date of the accompanying prospectus or the date of such free writing prospectus, as applicable.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This document contains two parts. The first part consists of this prospectus supplement, which provides you with specific information about the shares of our common stock that we are selling in this offering and about the offering itself. The second part is the accompanying prospectus, which provides more general information, some of which does not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus or any related free writing prospectus, you should rely on the information contained in this prospectus supplement.

Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, our common stock and other information you should know before investing in our common stock. Before purchasing any shares of our common stock, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Where You Can Find More Information.”

The terms “we,” “our,” “us” and “Laclede” refer to The Laclede Group, Inc. and its subsidiaries unless the context suggests otherwise. The term “you” refers to a prospective investor.

FORWARD-LOOKING STATEMENTS

Certain matters contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;

•

volatility in gas prices, particularly sudden and sustained changes in natural gas prices, including the related impact on margin deposits associated with the use of natural gas derivative instruments;

•	the impact of changes and volatility in natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;

•

changes in gas supply and pipeline availability, including decisions by natural gas producers to reduce production or shut in producing natural gas wells, as well as other changes that impact supply for and access to the markets in which our subsidiaries transact business;

•	expiration of existing supply and transportation arrangements that are not replaced with contracts with similar terms and pricing;

•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting

•	allowed rates of return

•	incentive regulation

•	industry structure

•	purchased gas adjustment provisions

•	rate design structure and implementation

•	regulatory assets

•	franchise renewals

•	environmental or safety matters, including the potential impact of legislative and regulatory actions related to climate change

•	taxes

•	pension and other postretirement benefit liabilities and funding obligations

•	accounting standards, including the effect of potential changes relative to adoption of or convergence with international accounting standards;

•	the results of litigation;

•	retention of, ability to attract, ability to collect from, and conservation efforts of, customers;

•

capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and

•	employee workforce issues.

In addition, actual results may differ materially from those contemplated in any forward-looking statement due to:

•	the timing and likelihood of the closing of

•	the purchase of substantially all of the assets and liabilities of Missouri Gas Energy, or MGE, from Southern Union Company, or SUG; and

•	Laclede’s agreement with Algonquin Power & Utilities Corp., or APUC, to allow an APUC subsidiary to acquire Laclede’s rights to purchase the assets of New England Gas Company, or NEG, from SUG; and

•

the other factors discussed in “Risks Related to the Company’s Acquisition Agreements with Southern Union Company and Algonquin Power & Utilities Corp.” under Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which is incorporated herein by reference.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this prospectus supplement and the accompanying prospectus and the information incorporated by reference therein. All forward-looking statements made or incorporated by reference in this prospectus supplement and the accompanying prospectus rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. As a result, this summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, which are described under “Where You Can Find More Information” in this prospectus supplement. This prospectus supplement and the accompanying prospectus contain or incorporate forward-looking statements. Forward-looking statements should be read with the cautionary statements and important factors included under “Risk Factors” and “Forward-Looking Statements” in this prospectus supplement as well as the “Risk Factors” sections in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

The Laclede Group, Inc.

The Laclede Group, Inc. is a public utility holding company headquartered in St. Louis, Missouri. We have two key business segments: Gas Utility and Gas Marketing. The Gas Utility segment includes the regulated operations of our primary subsidiary, Laclede Gas Company, or Laclede Gas. Laclede Gas, established in 1857, is the largest regulated gas utility in Missouri, providing natural gas service to approximately 630,000 residential, commercial and industrial customers in metropolitan St. Louis and surrounding counties in eastern Missouri as of March 31, 2013. The population of its service territory is approximately 2.2 million, which represents approximately 36% of the population of the State of Missouri. Of Laclede Gas revenues in 2012, approximately 64% were from residential customers, 21% from commercial and industrial customers, 12% from off-system sales and capacity release, 2% transportation and 1% interruptible. Our Gas Marketing segment includes Laclede Energy Resources, Inc., or LER, a wholly owned subsidiary engaged in the wholesale and retail marketing of natural gas and related activities on a non-regulated basis.

Our Strategy

In 2012, we announced a new organizational structure, including senior leadership team appointments and realignments, designed to drive efficiencies and growth through three strategic imperatives that leverage our core competencies in the natural gas industry:

•	investing in our core utility business;

•	developing and investing in emerging technologies; and

•	acquiring businesses to which we can apply our operating model.

We implemented this structure to allow an effective focus on growth on an organic and investment-driven basis.

Investing in our Core Utility Business

In our Gas Utility segment, we continue to invest in our distribution system, further promoting its safety and reliability. In fiscal year 2012, through our accelerated cast iron main replacement program, we replaced 41 miles of cast iron main, nearly doubling the amount of cast iron main replaced in fiscal year 2011. The amounts spent for these replacements are recoverable by Laclede Gas through its infrastructure system replacement surcharge, a mechanism approved by the Missouri Public Service Commission, or MoPSC, that allows us to recover from our customers, between base rate cases, surcharges for the capital costs associated with main replacement. In addition, in fiscal year 2013 Laclede Gas will complete a three-year project, referred to as newBLUE, to replace its core information technology systems. The initial phase of this project, which included the new financial reporting system, was implemented in the first quarter of fiscal year 2013.

Utility capital expenditures are expected to be approximately $113 million in fiscal year 2013, as compared to $106.7 million for fiscal 2012, $67.3 million for fiscal 2011 and $56.2 million for fiscal 2010. The increasing capital expenditures are primarily attributable to additional expenditures for distribution plant and information technology investments.

Developing and Investing in Emerging Technologies

Our strategy of investing in emerging technologies rests in targeting opportunities in natural gas vehicle (NGV) fueling stations, combined heat and power, and microturbines and fuel cells. We will leverage our expertise gained through 30 years’ experience with NGVs and 15 years’ experience operating NGV fueling stations. Further, our main office is in a building that utilizes the combined heat and power technology.

In January 2013, we announced the Spire™ natural gas fueling solutions. Through Spire™, Laclede Venture Corp., one of our non-utility subsidiaries, and the Building Technologies Division of Siemens Industry, Inc. offer end-to-end NGV fueling solutions. The solutions are tailored to the needs of the anchor tenant and offer services of planning, designing, building, operating and maintaining the facility. The first Spire™ customer is Lambert-St. Louis International Airport. We will build, own and operate the Lambert-St. Louis NGV fueling station and supply the fuel. The facility will be used by commercial fleets at the airport and made available for public use. Ground breaking is anticipated in June 2013 with completion in the first half of fiscal 2014.

Acquiring Businesses

When we pursue growth through acquisition, we utilize a well-defined, disciplined process based on appropriate returns on invested capital. We are focused on looking for those opportunities in the natural gas industry, particularly local distribution companies. Prospective acquisitions will deliver benefits to all stakeholders by increasing our scale, supporting our continued dividend growth and retaining our targeted long-term business mix, which remains largely regulated.

Pending MGE Acquisition

On December 14, 2012, we, through two wholly owned subsidiaries, Plaza Missouri Acquisition, Inc., or Plaza Missouri, and Plaza Massachusetts Acquisition, Inc., or Plaza Massachusetts (which we refer to together with Plaza Missouri as the Acquisition Subsidiaries), entered into definitive acquisition agreements to acquire from SUG, an affiliate of Energy Transfer Equity, L.P., or ETE, and Energy Transfer Partners, L.P., substantially all of the assets and liabilities of MGE and NEG, which we refer to collectively as the Transactions. MGE and NEG are each a division of SUG primarily engaged in the local distribution of natural gas to, in the case of MGE, approximately 500,000 residential, commercial and industrial customers in western Missouri and, in the case of NEG, approximately 50,000 residential, commercial and industrial customers in Massachusetts. The consideration for the Transactions is $1.035 billion, consisting of $975 million for MGE and $60 million for NEG less, in the case of NEG, the assumption of approximately $19.5 million of long-term debt. In each case, the consideration will be subject to certain post-closing adjustments in accordance with the terms of the applicable acquisition agreement. Laclede has guaranteed the performance of all obligations of each Acquisition Subsidiary under each acquisition agreement, including the payment of the purchase price.

On January 11, 2013, we entered into a consent to assignment with Plaza Missouri and SUG, and Laclede Gas and Plaza Missouri entered into an assignment and assumption agreement pursuant to which Laclede Gas assumed all of Plaza Missouri’s duties and obligations under the MGE acquisition agreement effective as of January 11, 2013, which we refer to as the MGE Acquisition. As a result, Laclede Gas will now be the acquiror of MGE under the MGE acquisition agreement, and upon closing MGE will become an operating division of Laclede Gas. Consummation of the MGE Acquisition is subject to numerous closing conditions, including receipt of regulatory approval of the MoPSC. We expect to receive the MoPSC’s final approval before the end of the fourth quarter of fiscal year 2013.

On February 11, 2013, we entered into a stock purchase agreement with APUC pursuant to which APUC, through its subsidiary Liberty Utilities Co., or Liberty Utilities, agreed to acquire from Laclede all of the outstanding shares of Plaza Massachusetts’s common stock for a purchase price of $11 million, which we refer to as the NEG Transaction. Liberty Utilities will acquire Plaza Massachusetts immediately prior to the closing of the acquisition under the NEG acquisition agreement, and we will not acquire NEG. Consummation of the NEG Transaction is subject to numerous closing conditions, including receipt of regulatory approval of the sale of NEG to APUC by the Massachusetts Department of Public Utilities, or MDPU. MDPU final approval is expected to be received before the end of the fourth quarter of fiscal year 2013.

Concurrently with the execution of the acquisition agreements in December, we entered into a commitment letter with Wells Fargo Bank, National Association and Wells Fargo Securities, LLC, which we refer to, collectively, as Wells Fargo. Pursuant to the commitment letter, Wells Fargo has committed to provide a 364-day senior bridge term loan credit facility in an aggregate principal amount of up to $1.020 billion to fund the Transactions. The commitment is subject to various conditions, including (i) the absence of a material adverse effect having occurred with respect to either Laclede or MGE and NEG on a combined basis, (ii) no event of default existing under any other financing immediately prior to or after the making of any loan under the bridge loan facility, (iii) the execution of satisfactory definitive documentation and (iv) other customary closing conditions. Any permanent debt and equity financing obtained by Laclede on or prior to the closing of the Transactions, including the financing contemplated by this offering of our common stock, will reduce the amount of the commitment. We expect that borrowings under the bridge loan facility, if any, will be repaid with the proceeds of subsequent issuances of debt by us or Laclede Gas.

After giving effect to the MGE Acquisition, pro forma net income, pro forma net economic earnings and pro forma adjusted EBITDA for the year ended September 30, 2012 would have been $70.4 million, $76.6 million and $238.0 million, respectively. For a reconciliation of pro forma net economic earnings and pro forma adjusted EBITDA to pro forma net income, see “— Non-GAAP Financial Measures” in this prospectus supplement. We expect the MGE Acquisition to be neutral to earnings per share in the first full year following closing of the acquisition, which is currently expected to occur in the fourth quarter of fiscal year 2013 and accretive thereafter.

Acquisition Rationale

We believe the MGE Acquisition will provide us with the following significant benefits:

Transformative Transaction Increases Utility Scale

The MGE Acquisition is a transformative transaction for Laclede, increasing its size and scale dramatically. Among other things, the MGE Acquisition increases our top line revenue, our gas supply diversity by adding additional sources of gas and our visibility in Missouri and in the natural gas distribution business generally. By leveraging Laclede Gas’ core gas utility expertise and further expanding its footprint, Laclede Gas will be able to develop growth initiatives in new markets with a new customer base. In addition, with a significantly larger market capitalization and enterprise value, we expect to have improved trading liquidity and better access to the capital markets. Upon consummation of the MGE Acquisition, Laclede will be the fourth largest publicly traded natural gas distribution company in the United States by number of customers.

Strong Geographic and Regulatory Fit

Upon the closing of the MGE Acquisition, we will serve Missouri’s two largest metropolitan areas — St. Louis and Kansas City. Both market areas are served by interstate pipelines that have direct access to major natural gas supply sources in the Gulf Coast, Mid-Continent and Rockies, which will enable us to obtain a level of supply diversity that facilitates the optimization of pricing differentials, as well as protects against potential regional supply disruptions. In addition, as both companies have long histories operating in the state of Missouri, we know MGE and its leadership well and have a constructive working relationship with Missouri regulators.

Earnings and Cash Flow Accretive

We expect the MGE Acquisition to be neutral to earnings per share in the first full year following closing and accretive thereafter. The MGE Acquisition is expected to be immediately accretive to cash flow, to increase our share of earnings generated from stable regulated utility operations and to support Laclede’s dividend.

Significant Stakeholder Benefits

We have a history of providing safe and reliable service to customers and a shared focus on maintaining a safe work environment. We expect to build upon this history by leveraging our organizational strengths and business processes to enable future growth and high quality operations to benefit all stakeholders.

Combined Business

Following the MGE Acquisition, all of the MGE assets acquired from SUG will be held by Laclede Gas.

Net income, net economic earnings, adjusted EBITDA, customers and last filed rate base, in each case for fiscal year 2012 on a pro forma basis, are $70.4 million, $76.6 million, $238.0 million, 1.1 million and $1.6 billion, respectively. The pro forma amounts are based on our fiscal year ending September 30, 2012 and the MGE fiscal year ending December 31, 2012. For a reconciliation of pro forma net economic earnings and pro forma EBITDA to pro forma net income, see “— Summary Historical and Pro Forma Financial Information — Non-GAAP Financial Measures” in this prospectus supplement.

Sources and Uses

The estimated sources and uses of the funds for the MGE Acquisition, assuming the MGE Acquisition had closed March 31, 2013, are shown in the table below. Actual amounts will vary from estimated amounts depending on several factors, including:

•	the amount of net proceeds that we receive from this offering of our common stock;

•	the amount of net proceeds, if any, that we receive from any proposed debt offerings to finance the MGE Acquisition (which also depends on the net proceeds from this offering of our common stock); and

•	changes in our debt balances and net working capital from March 31, 2013 to the closing.

There can be no assurance that the MGE Acquisition will be consummated under the terms contemplated or at all.

($ in Thousands)
Sources
Cash	$65,010
NEG Proceeds	11,000
Short-term Debt	75,000
Proposed Long-term Debt	454,000
Common Stock Offered Hereby (1)	406,290

Total Sources	$1,011,300

Uses
Purchase of Assets	$975,000
Fees and Expenses	36,300

Total Uses	$1,011,300

(1)	Assumes gross proceeds from this offering based on 8,700,000 shares at $46.70 per share, the closing price on May 17, 2013.

Recent Developments

On May 20, 2013, Laclede Gas, the Staff of the MoPSC and the Office of Public Counsel filed a joint motion with the MoPSC to suspend the procedural schedule in Laclede Gas’ base rate proceeding as a result of having reached an agreement in principle that would resolve all of the issues in the rate proceeding . The suspension will allow the parties to turn their attention to the negotiation of a formal stipulation and agreement to be filed with the MoPSC. By June 3, 2013, the parties anticipate that they will either file such a joint stipulation and agreement with the MoPSC, or will update the MoPSC on the status of negotiations. Although there can be no assurance that the parties will reach agreement or that the MoPSC will approve any joint stipulation and agreement filed by the parties, we believe a prompt resolution of Laclede Gas’ base rate case will permit all parties to focus attention on the application for approval of the MGE Acquisition currently pending before the MoPSC. In fact, we expect a procedural schedule for that proceeding to be filed on or before May 24, 2013 and that this schedule will support obtaining MoPSC approval for the MGE Acquisition by late August 2013.

Other Information

Our principal executive offices are located at 720 Olive Street, St. Louis Missouri, 63101 and our telephone number is 314-342-0500. We maintain a website at www.thelacledegroup.com where general information about us is available. We are not incorporating the contents of the website into this prospectus supplement. For additional information regarding our business, we refer you to our filings with the SEC incorporated into this prospectus supplement by reference. Please read “Where You Can Find More Information.”

The Offering

Issuer	The Laclede Group, Inc., a Missouri corporation

Common stock offered by us	8,700,000 shares

Over-allotment option	1,305,000 shares

Common stock to be outstanding after this offering	31,343,693 shares (or 32,648,693 shares if the underwriters’ over-allotment option is exercised in full)(1)

For a complete description of our common stock, please refer to “Description of Capital Stock — Description of Common Stock” in the accompanying prospectus. The Shareholder Rights Plan described under “Description of Capital Stock — Shareholder Rights Plan” in the accompanying prospectus has expired and will not apply to shares of common stock issued in this offering.

Use of proceeds	We intend to use the net proceeds of this offering, together with cash on hand, short-term debt and proceeds from the future issuance of debt securities by us or Laclede Gas, to fund a portion of the consideration for the MGE Acquisition and for general corporate purposes. However, the consummation of this offering is not conditioned on the closing of the MGE Acquisition. If we do not consummate the MGE Acquisition, we will retain broad discretion to use all of the net proceeds from this offering for general corporate purposes. See “Use of Proceeds” in this prospectus supplement.

Dividends	We have paid quarterly cash dividends on our common stock in every year since 1946. The annual dividends declared per share in 2012 and 2011 were $1.66 and $1.62, respectively. Our current annualized dividend rate is $1.70.(2) Future dividends, declared at the discretion of our Board of Directors, will be dependent upon future earnings, cash flows and other factors.

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “LG.”

Risk factors	An investment in our common stock involves various risks. Prospective investors should carefully consider the matters described under the caption entitled “Risk Factors” beginning on page S-15 of this prospectus supplement, as well as the additional risk factors referred to therein and described in Item 1A of Part I of our Annual Report on Form 10-K for the year ended September 30, 2012 and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

(1)	The number of shares of our common stock outstanding after the offering is based on 22,643,693 shares of common stock outstanding as of March 31, 2013. The number of shares of our common stock to be outstanding after this offering excludes 164,500 shares underlying options to purchase shares of our common stock and 220,039 non-vested restricted stock units outstanding as of March 31, 2013. In addition, unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option with respect to this offering.

(2)	On April 25, 2013, our Board of Directors declared a dividend of $0.425 per share payable on July 2, 2013 to shareholders of record on June 11, 2013. Purchasers of the shares of our common stock offered by this prospectus supplement who are holders of record on such record date will be entitled to receive this dividend.

Summary Historical and Pro Forma Financial Information

The following tables set forth certain historical financial information for us, as well as certain pro forma financial information after giving effect to the MGE Acquisition.

Our Summary Historical Financial Information

The following tables set forth, for the periods and at the dates indicated, our summary consolidated financial information. We have derived the summary consolidated income statement information for each of the three years in the period ended September 30, 2012 and the summary consolidated balance sheet information at September 30, 2012 and 2011 from our audited consolidated financial statements incorporated by reference in this prospectus supplement. We have derived the summary consolidated income information and the other financial information for the six months ended March 31, 2013 and March 31, 2012 and the summary consolidated balance sheet information at March 31, 2013 and March 31, 2012 from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. Historical results are not indicative of the results to be expected in the future. In addition, our results for the six months ended March 31, 2013 are not necessarily indicative of results expected for the full year ending September 30, 2013. This summary consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which are incorporated by reference in this prospectus supplement.

	Years Ended September 30,			Six Months Ended March 31,
	2012	2011	2010	2013	2012
(Thousands)
Income Statement Information:
Total operating revenues	$1,125,475	$1,603,307	$1,735,029	$704,616	$769,088
Total operating expenses	1,014,873	1,485,060	1,630,163	610,681	675,400
Operating income	110,602	118,247	104,866	93,935	93,688
Net income	62,640	63,825	54,040	55,810	54,858
Other Financial Information:
Depreciation and amortization	41,339	39,764	37,908	22,913	20,565
Net economic earnings(1)	62,612	62,410	56,165	60,747	53,320
Adjusted EBITDA(1)	155,413	158,188	145,894	125,601	117,573

	At September 30,		At March 31,
	2012	2011	2013	2012
(Thousands)
Balance Sheet Information:
Assets
Current assets:
Cash and cash equivalents	$27,457	$43,277	$146,880	$9,302
Total current assets	343,016	369,134	459,913	277,810
Net utility plant	1,019,299	928,683	1,059,919	957,713
Total assets	1,880,262	1,783,082	2,009,098	1,758,131
Liabilities and capitalization
Current liabilities:
Notes payable	40,100	46,000	—	—
Current portion of long-term debt	25,000	—	—	25,000
Total current liabilities	252,124	231,934	207,344	187,760
Capitalization:
Long-term debt, less current portion	339,416	364,357	464,434	339,386
Total common stock equity	601,611	573,331	640,003	615,204
Total capitalization	941,027	937,688	1,104,437	954,590
Total liabilities and capitalization	1,880,262	1,783,082	2,009,098	1,758,131

(1)	Net economic earnings and adjusted EBITDA are defined under “— Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus supplement, we disclose adjusted EBITDA and pro forma adjusted EBITDA and net economic earnings and pro forma net economic earnings, each of which is a non-GAAP financial measure.

We define adjusted EBITDA as income before interest expense, income taxes, depreciation and amortization, and certain specified charges. We define pro forma adjusted EBITDA as pro forma net income before interest expense, income taxes, depreciation and amortization, and certain specified charges. We believe adjusted EBITDA and pro forma adjusted EBITDA are important measures of operating performance because they allow management, investors and others to evaluate and compare our core operating results, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences and other specified charges that management excludes when evaluating ongoing performance.

We also use the non-GAAP measure of net economic earnings when internally evaluating results of operations. This non-GAAP measure excludes from net income the after-tax impacts of fair value accounting and timing adjustments associated with energy-related transactions. These adjustments include timing differences where the accounting treatment differs from the economic substance of the underlying transaction, including the following:

•

net unrealized gains and losses on energy-related derivatives that are required by GAAP fair value accounting associated with current changes in the fair value of financial and physical transactions prior to their completion and settlement. These unrealized gains and losses result primarily from two sources:

•	changes in the fair values of physical or financial derivatives prior to the period of settlement; and

•

ineffective portions of accounting hedges, required to be recorded in earnings prior to settlement, due to differences in commodity price changes between the locations of the forecasted physical purchase or sale transactions and the locations of the underlying hedge instruments;

•

lower of cost or market adjustments to the carrying value of commodity inventories resulting when the market price of the commodity falls below its original cost, to the extent that those commodities are economically hedged; and

•	realized gains and losses resulting from the settlement of economic hedges prior to the sale of the physical commodity.

These adjustments eliminate the impact of timing differences and the impact of current changes in the fair value of financial and physical transactions prior to their completion and settlement. Unrealized gains or losses are recorded in each period until being replaced with the actual gains or losses realized when the associated physical transactions occur. While management uses these non-GAAP measures to internally evaluate the results of operations of both Laclede Gas and LER, the net effect of adjustments on Laclede Gas’ earnings is minimal because gains or losses on its natural gas derivative instruments are deferred pursuant to its purchased gas adjustment clause, as authorized by the MoPSC.

Management believes that excluding the earnings volatility caused by recognizing changes in fair value prior to settlement and other timing differences associated with related purchase and sale transactions provides a useful representation of the economic effects of only the actual settled transactions and their effects on results of operations. In addition, management excludes the effect of costs related to unique acquisition, divestiture and restructuring activities when evaluating on-going performance, and therefore excludes these costs from net economic earnings.

These non-GAAP operating metrics should not be considered as alternatives to, or more meaningful than, GAAP measures such as net income. Reconciliations of adjusted EBITDA and net economic earnings to the Company’s most directly comparable GAAP measures are provided below.

	Years Ended September 30,			Six Months Ended March 31,
	2012	2011	2010	2013	2012
(Thousands)
Net economic earnings:
Net income (GAAP)	$62,640	$63,825	$54,040	$55,810	$54,858
Unrealized (gain) loss on energy related derivatives (1)	(314)	(1,415)	2,125	1,026	(2,244)
Lower of cost or market inventory adjustments (1)	—	—	—	—	562
Realized (gain) loss on economic hedges prior to the sale of the physical commodity (1)	163	—	—	(22)	144
Acquisition, divestiture, and restructuring activities (1)	123	—	—	3,933	—

Net economic earnings (Non-GAAP)	$62,612	$62,410	$56,165	$60,747	$53,320

Adjusted EBITDA:
Net income (GAAP)	$62,640	$63,825	$54,040	$55,810	$54,858
Income tax	26,289	29,182	27,094	27,818	29,557
Interest	24,945	25,417	26,852	12,731	12,593
Depreciation and amortization	41,339	39,764	37,908	22,913	20,565
Acquisition, divestiture, and restructuring activities	200	—	—	6,329	—

Adjusted EBITDA (Non-GAAP)	$155,413	$158,188	$145,894	$125,601	$117,573

(1)	Amounts presented are net of income taxes. Income taxes are calculated by applying federal, state, and local income tax rates applicable to ordinary income to the amounts of the pre-tax reconciling items. For the fiscal years ended 2011 and 2010, the amount of income tax expense (benefit) included in the reconciling items above is $0.9 million and $(1.3) million, respectively. For the fiscal year ended September 30, 2012, this amount was negligible. For the six months ended March 31, 2013 and 2012, the amount of income tax (benefit) expense included in the reconciling items above is $(3.0) million and $1.0 million, respectively.

The following table provides reconciliations of pro forma net economic earnings and pro forma adjusted EBITDA to the Company’s most directly comparable pro forma GAAP measures for the 2012 fiscal year.

Pro Forma Fiscal Year 2012
(Thousands)
Net economic earnings:
Net income (GAAP)	$70,434
Unrealized (gain) loss on energy related derivatives (1)	(314)
Realized (gain) loss on economic hedges prior to the sale of the physical commodity (1)	163
One-time expenses and normalizing adjustments, net of tax (1)	6,166
Acquisition, divestiture, and restructuring activities, net of tax (1)	123

Net economic earnings (Non-GAAP)	$76,572

Adjusted EBITDA:
Net income (GAAP)	$70,434
Income tax	36,172
Interest	50,095
Depreciation and amortization	71,275
One-time expenses and normalizing adjustments	9,993

Adjusted EBITDA (Non-GAAP)	$237,969

(1)	Amounts are presented net of income taxes. Income taxes are calculated by applying federal, state, and local income tax rates applicable to ordinary income to the amounts of the pre-tax reconciling items. For the fiscal year ended 2012, the amount of income tax benefit included in the reconciling items above is $3.8 million.

Summary Unaudited Pro Forma Financial Information

The following tables set forth, for the periods and at the dates indicated, summary unaudited pro forma financial information for Laclede after giving effect to the MGE Acquisition. The summary unaudited pro forma income statement information for the year ended September 30, 2012 and the six months ended March 31, 2013 gives effect to the MGE Acquisition as if it were completed on October 1, 2011. The summary unaudited pro forma income statement for the year ended September 30, 2012 includes the results of MGE for its fiscal year ended December 31, 2012 and the summary unaudited pro forma income statement for the six months ended March 31, 2013 includes the results of operations of MGE for the six-month period ended March 31, 2013. As such, the three-month period ended December 31, 2012 for MGE is included in both the summary unaudited pro forma income statement for the year ended September 30, 2012 and six months ended March 31, 2013. The summary unaudited pro forma balance sheet information as of September 30, 2012 and March 31, 2013 gives effect to the MGE Acquisition as if it were completed on those respective dates. We have derived this summary unaudited pro forma combined condensed financial information from the unaudited pro forma combined condensed financial statements contained in our Current Report on Form 8-K filed with the SEC on May 20, 2013, which is incorporated by reference in this prospectus supplement.

Due to the seasonal nature of the natural gas utility businesses, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. As such, the summary pro forma balance sheet information at September 30, 2012 has been included with the summary pro forma balance sheet information at March 31, 2013 to provide an appropriate view of the seasonal working capital changes. This summary unaudited pro forma combined condensed financial information should be read in conjunction with the unaudited pro forma combined financial statements and accompanying notes, together with the available underlying financial statements and accompanying notes referenced therein.

The combined historical consolidated financial information has been adjusted in the summary unaudited pro forma financial information below to give effect to pro forma events that are:

•	directly attributable to the MGE Acquisition;

•	factually supportable; and

•	with respect to income statement information, expected to have a continuing impact on the combined results of Laclede and MGE.

The summary unaudited pro forma financial information below does not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies or restructuring that could result from the MGE Acquisition. Further, the summary unaudited pro forma financial information does not reflect the effect of any regulatory actions that may impact the unaudited pro forma combined financial statements when the MGE Acquisition is completed.

The summary unaudited pro forma income statement information for the year ended September 30, 2012 and the six months ended March 31, 2013 reflect certain expenses related to the MGE Acquisition. The summary unaudited pro forma income statement information for the year ended September 30, 2012 includes an immaterial amount of such expenses. The summary unaudited pro forma income statement information for the six months ended March 31, 2013 includes certain expenses totaling $3.9 million, after-tax.

Assumptions and estimates underlying the pro forma adjustments are described in the notes accompanying the unaudited pro forma combined condensed financial statements incorporated by reference in this prospectus supplement, which should be read in connection with the summary unaudited pro forma financial information set forth below. Because the unaudited pro forma combined condensed financial statements have been prepared in advance of the completion of the MGE Acquisition, the final amounts recorded upon closing may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed and additional information available at the time of the closing of the MGE Acquisition.

The summary unaudited pro forma financial information below has been presented for illustrative purposes only and is not necessarily indicative of results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the combined company. In addition, results for the six months ended March 31, 2013 are not necessarily indicative of results expected for the full year of 2013.

	Year Ended September 30, 2012	Six Months Ended March 31, 2013
(Thousands)
Pro Forma Income Statement Information:
Total operating revenues	$1,577,802	$1,064,629
Total operating expenses	1,424,242	930,076
Operating income	153,560	134,553
Net income	70,434	73,817

	At September 30, 2012	At March 31, 2013
(Thousands)
Pro Forma Balance Sheet Information:
Assets
Current assets:
Cash and cash equivalents	$66,860	$187,813
Total current assets	539,298	631,559
Net utility plant	1,657,611	1,697,696
Total assets	3,067,957	3,177,158
Liabilities and capitalization
Current liabilities:
Notes payable	672,810	632,710
Current portion of long-term debt	25,000	—
Total current liabilities	980,295	906,268
Capitalization:
Long-term debt, less current portion	339,416	464,434
Total common stock equity	977,874	1,016,266
Total capitalization	1,317,290	1,480,700
Total liabilities and capitalization	3,067,957	3,177,158

Our fiscal year ends on September 30 whereas MGE’s fiscal year ends on December 31. Due to this difference in fiscal year end dates, the results of MGE for the three months ended December 31, 2012 are included in both the summary unaudited pro forma income statement information for the fiscal year ended September 30, 2012 and the six months ended March 31, 2013. Additional financial information about MGE’s results for the three months ended December 31, 2012 is presented below. There were no unusual changes or adjustments recorded by MGE during this period.

(Thousands)	Three Months Ended December 31, 2012
Operating revenues	$143,025
Operating income	16,485
Net income	9,122

RISK FACTORS

In considering whether to invest in our common stock, you should carefully consider all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should consider the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended September 30, 2012 and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which are incorporated by reference in this prospectus supplement, as well as the additional risks described below. Additional risks and uncertainties not currently known to us or those currently viewed by us to be immaterial may also materially and adversely affect us.

Risks Related to Investing in Our Common Stock

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

The market price of our common stock after this offering may fluctuate significantly from time to time as a result of many factors, including:

•	investors’ perceptions of the prospects of Laclede, the commodities markets and more broadly, the energy markets;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analyst reports, recommendations or earnings estimates regarding us, other comparable companies or the industry generally, and our ability to meet those estimates;

•	changes in our credit ratings;

•	actual or anticipated fluctuations in quarterly financial operating results;

•	announcements by us of significant acquisitions, strategic ventures or partnerships, investments or divestitures;

•	changes or trends in our industry, including price volatility and trading volumes of stocks in our industry, competitive or regulatory changes or changes in the commodities markets;

•	changes in regulation and the ability to recover expenses and capital deployed;

•	changes in regulatory decisions implementing existing legislation;

•	existing and new environmental laws, regulations and court decisions, including those relating to greenhouse gas emissions, environmental protection or environmental remediation;

•	adverse resolution of new or pending litigation or proceedings against us;

•	additions or departures of key personnel;

•

changes in financial markets, including the possible effects of such changes on liquidity or access to capital markets, changes in general economic or political conditions or changes in economic conditions in Missouri;

•	volatility in the equity securities market;

•	sales, or anticipated sales, of large blocks of our stock; and

•	changes in accounting standards, policies, guidance, interpretations or principles applicable to us.

In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation or legal proceedings against us, as well as announced changes in our business plans could adversely affect the trading price of our stock, regardless of the likely outcome of those developments. Additionally, securities markets worldwide recently have experienced, and are likely to continue to experience, significant price and volume fluctuations. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the offering price.

The declaration of future dividends is at the discretion of our Board of Directors and is not guaranteed. The declaration of dividends by Laclede Gas is conditioned on certain mortgage restrictions.

Quarterly dividends on our common stock have been paid since 1946. However, the declaration of dividends is at the discretion of our Board of Directors and is not guaranteed. The amount of dividends on our common stock, if any, will depend upon the rights of holders of any preferred stock or preference stock we may issue in the future, our results of operations and financial condition, future capital expenditures and investments, any applicable regulatory and contractual restrictions, and other factors that our Board of Directors considers relevant.

Further, substantially all of the utility plant of Laclede Gas is subject to the liens of its first mortgage bonds. The mortgage contains several restrictions on Laclede Gas’ ability to pay cash dividends on its common stock. These provisions are applicable regardless of whether the stock is publicly held or, as has been the case since the formation of The Laclede Group, Inc., held solely by Laclede Gas’ parent company. Under the most restrictive of these provisions, no cash dividend may be declared or paid if, after the dividend, the aggregate net amount spent for all dividends after September 30, 1953, would exceed a maximum amount determined by a formula set out in the mortgage. Under that formula, the maximum amount is the sum of $8 million plus earnings applicable to its common stock (adjusted for stock repurchases and issuances) for the period from September 30, 1953 to the last day of the quarter before the declaration or payment date for the dividends. As of September 30, 2012 and 2011, respectively, the amount under the mortgage’s formula that was available to pay dividends was $355 million and $299 million, respectively. Thus, all of Laclede Gas’ retained earnings were free from such restrictions as of those dates.

Provisions of Missouri law could delay or prevent a change in control of Laclede, even if that change would be beneficial to our shareholders.

We are subject to the provisions of Section 351.459 of the The General and Business Corporation Law of Missouri (“GBCL”), which prohibits us from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the purchase of stock by which such person becomes an interested shareholder is approved by our Board of Directors, and by a majority of the outstanding shares not owned by the interested shareholder or if it meets certain consideration requirements. A “business combination” generally includes mergers, asset sales, some types of stock issuances and other transactions with, or resulting in a disproportionate financial benefit to, the interested shareholder. Subject to exceptions, an “interested shareholder” is a person who beneficially owns 20% or more of our voting power.

We are also subject to Section 351.407 of the GBCL. This statute provides that shares acquired that would cause the acquiring person’s aggregate voting power to meet or exceed any of three thresholds (one-fifth, one-third or a majority) have no voting rights unless such voting rights are granted by a majority vote of the shares not owned by the acquiring person or any officer or director of the company. The statute sets out a procedure whereby the acquiring person may call a special shareholders meeting for the purpose of considering whether voting rights should be conferred. Acquisitions as part of a merger or exchange offer arising out of an agreement to which we are a party are exempt from the statutes.

We are also subject to 351.347 of the GBCL, generally allowing directors acting with respect to mergers, sales of assets and other specified transactions to consider, in exercising their business judgment, the effects on the corporation’s employees, customers, suppliers and any community in which corporation conducts business.

Other statutory and regulatory factors may also limit another party’s ability to acquire us. Section 393.190 of the Missouri Revised Statutes requires the approval of the MoPSC before any party can acquire control over a corporation that controls a gas distribution company. The regulatory approval process for an acquirer under Section 391.190 could be lengthy and the outcome uncertain, which may deter otherwise interested parties from proposing or attempting a business combination with us and result in a limited number of potential acquirers.

Risks Related to Laclede’s Acquisition Agreements with Southern Union Company and

Algonquin Power & Utilities Corp.

The Transactions may not be completed or may be approved subject to unfavorable regulatory conditions, which could adversely affect anticipated benefits or our business, financial condition, results of operations or stock price.

On December 14, 2012, we, through two newly formed wholly owned subsidiaries, Plaza Missouri and Plaza Massachusetts, entered into purchase and sale agreements to acquire from SUG substantially all of the assets and liabilities of MGE and NEG. Subsequently, on January 11, 2013, Laclede and Plaza Missouri, with the consent of SUG, entered into an agreement with Laclede Gas to assign the MGE agreement to Laclede Gas. On February 11, 2013, we announced that we entered into an agreement with APUC that will allow an APUC subsidiary, through its acquisition of the stock of Plaza Massachusetts, to acquire our right to purchase the assets of NEG, subject to certain approvals and conditions. However, we remain obligated to acquire NEG in the event that APUC is not able to satisfy all conditions to closing on or before October 14, 2013, although we believe this scenario would be unlikely. Our agreement with APUC is not expected to impact the MGE Acquisition. Nonetheless, there can be no assurance that APUC will be able to satisfy all of the required conditions on or before this date. In order to complete the Transactions, we must obtain approval from the MoPSC for the MGE Acquisition and APUC must receive similar approval from the MDPU for the NEG Transaction. These governmental agencies could seek to block or challenge the acquisition or could impose restrictions they deem necessary or desirable in the public interest as a condition to approving the acquisitions. There can be no assurance as to the receipt or timing of these approvals. The acquisition agreements require us to use our reasonable best efforts to obtain these approvals, which may include conditions or restrictions that could have an adverse effect on the anticipated benefits of the acquisitions or on our business, financial condition or results of operation. In addition, if these approvals are not received, or they are not received on terms that satisfy the conditions set forth in the acquisition agreements, then we will not be obligated to complete the Transactions. Because (i) the closing of the MGE Acquisition is conditioned on the satisfaction or waiver of all conditions precedent to the closing of the NEG Transaction and the parties thereto being capable of concurrently closing such transaction and (ii) the closing of the NEG Transaction is conditioned on the satisfaction or waiver of all conditions precedent to the closing of the MGE Acquisition and the parties thereto being capable of concurrently closing such transaction, a delay by one regulatory agency may delay both acquisitions. Although Laclede anticipates closing the MGE Acquisition promptly upon receipt of approval from the MoPSC, that closing cannot occur until the cross condition referenced in clause (i) of the preceding sentence is either satisfied (i.e., the sale of NEG to Plaza Massachusetts is, or is capable of being, concurrently closed) or waived by SUG. If the NEG Transaction is not closed or capable of closing or SUG refuses to waive such condition, the closing of the MGE Acquisition will be delayed until the conditions precedent to the NEG Transaction are satisfied, including the condition that the MDPU approves Liberty Utilities’ acquisition of the assets of NEG.

In addition, the acquisition agreements contain other customary closing conditions which may not be satisfied or waived or may take longer than anticipated to satisfy. The Transactions subject us to a number of additional risks, including the following:

•	our estimate of the costs to complete the Transactions and the operating performance after the Transactions close may vary significantly from actual results;

•

both before and after the closing of the Transactions, the attention of management may be diverted to the MGE Acquisition and subsequent integration of MGE rather than to current operations or the pursuit of other opportunities that could be beneficial to us;

•	the potential loss of key employees of Laclede or of MGE or NEG who may be uncertain about their future roles if and when the acquisitions are completed; and

•	the trading price of our common stock may decline to the extent that the current market price reflects a market assumption that the MGE Acquisition will be completed.

The purchase and sale agreements contain certain termination rights for both us and SUG, including, among others, the right to terminate if the Transactions are not completed by October 14, 2013 (subject to up to four 30-day extensions under certain circumstances related to obtaining required regulatory approvals). In the event that SUG terminates the MGE acquisition agreement as a result of our failure to obtain financing, we may be required to pay SUG a “reverse break up” fee of $73.1 million, which amount will operate as liquidated damages and a cap on such liability for such breach.

The occurrence of any of the events individually or in combination could have a material adverse effect on our business, financial condition or result of operations or the trading price of our common stock.

We expect to issue significant debt and equity capital in order to provide permanent financing for the MGE Acquisition in lieu of or to refund borrowings under the bridge loan facility, and, as a result, we are subject to market risks including market demand for equity and debt offerings, equity price changes, and interest rate volatility, adverse impacts on our credit rating and dilution of our common stock.

In connection with the acquisition agreements, we have obtained a commitment from Wells Fargo and various other banks for a syndicated $1.020 billion bridge loan facility, which may be used to finance a significant portion of the Transactions and pay related fees and expenses in the event that permanent financing is not in place at the time of the closing of the Transactions. The permanent financing is anticipated to include a mix of our long-term debt or the debt of Laclede Gas and our common equity pursuant to the offering hereby.

Although we and our advisers believe we have taken prudent steps to position ourselves for successful capital raises, there can be no assurance as to the ultimate cost or availability of permanent financing.

Among other risks, the planned increase in indebtedness may:

•	make it more difficult for us to pay or refinance our debts as they become due during adverse economic and industry conditions;

•

limit our flexibility to pursue other strategic opportunities or react to changes in our business and the industry in which we operate and, consequently, place us at a competitive disadvantage to competitors with less debts;

•

require an increased portion of our cash flows from operations of Laclede Gas to be used for debt service payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•

result in a downgrade in the credit rating of our or Laclede Gas’ indebtedness, which could limit our ability to borrow additional funds or increase the interest rates applicable to their indebtedness;

•	result in higher interest expense in the event of the increase in market interest rates for long-term debt as well as short-term commercial paper or bank loans with variable rates;

•	reduce the amount of credit available to support hedging activities; and

•	require that additional terms, conditions or covenants be placed on us.

Among other risks, the issuance of additional equity by Laclede pursuant to the offering hereby may:

•	be dilutive to our existing shareholders and earnings per share;

•	impact our capital structure and cost of the capital;

•

be adversely impacted by movements in the overall equity markets or the utility or natural gas utility industry sectors of that market, which could impact the offering price of our new equity or necessitate the use of other equity or equity-like instruments such as preferred stock, convertible preferred shares, or convertible debt; and

•	impact our ability to make our current and future dividend payments.

In addition, in order to maintain investment-grade credit ratings, we may consider it appropriate to reduce the amount of indebtedness outstanding following the acquisitions. This may be accomplished in several ways, including issuing additional shares of our common stock or securities convertible into shares of our common stock, reducing discretionary uses of cash or a combination of these and other measures. The specific measures that management may ultimately decide to use to maintain or improve our credit ratings and their timing will depend upon a number of factors, including market conditions and forecasts at the time those decisions are made.

The MGE Acquisition and associated costs and integration efforts may adversely affect our business, financial condition or result of operations, which may negatively affect the market price of our common stock.

While management currently anticipates that the MGE Acquisition will be neutral to our earnings per share in the first full year following its completion and accretive thereafter, this expectation is based on preliminary estimates which may materially change. We may encounter additional transaction and integration-related costs, may fail to realize all of the anticipated benefits of the acquisition or be subject to other factors that affect those preliminary estimates.

The process of integrating the operations of MGE into Laclede could cause an interruption of, or loss of momentum in, the activities of either of those businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the MGE Acquisition and the integration of the companies’ operations could have an adverse effect on our business, results or operations, financial condition or prospects after the MGE Acquisition is ultimately consummated.

We expect to incur costs associated with combining the operations of the companies, as well as transaction fees and other costs related to the MGE Acquisition. We also will incur integration costs in connection with the MGE Acquisition incurred in the integration of the businesses.

The summary unaudited pro forma financial information contained elsewhere in or incorporated by reference in this prospectus supplement may not be representative of the combined results of Laclede and MGE after the consummation of the MGE Acquisition, and accordingly, you have limited financial information on which to evaluate the integrated companies.

The summary unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the MGE Acquisition been completed at or as of the dates indicated, nor is it indicative of our future operating results or financial position. The summary unaudited pro forma financial information does not reflect future events that may occur after the closing of the MGE Acquisition, including the potential realization of operating cost savings or costs related to the planned integration of MGE, and does not consider potential impacts of current market conditions on revenues or expenses. The summary unaudited pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the MGE Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

We will be subject to business uncertainties while the MGE Acquisition is pending.

The preparation required to complete the MGE Acquisition may place a significant burden on management and internal resources. The additional demands on management and any difficulties encountered in completing the MGE Acquisition, including the transition and integration process, could adversely affect our financial results.

Failure to complete the MGE Acquisition could negatively affect our stock price as well as our future business and financial results.

If the MGE Acquisition is not completed, we will be subject to a number of risks, including:

•	we may be required to pay SUG, if we are unable to obtain financing for the MGE Acquisition, a termination fee of $73.1 million;

•	we must pay costs related to the MGE Acquisition, including legal, accounting, financial advisory, filing and printing costs, whether the Acquisition is completed or not;

•	we could be subject to litigation related to the failure to complete the MGE Acquisition or other factors, which litigation may adversely affect our business, financial results and stock price; and

•

if we complete the offering of our common stock contemplated by this prospectus supplement, we would be subject to significant earnings per share dilution if we do not find other attractive investment opportunities or undertake other means to reduce our overall shares outstanding.

The MGE Acquisition may not achieve its intended results, including anticipated synergies and cost savings.

Although we expect that the MGE Acquisition will result in various benefits, including a significant amount of synergies, cost savings and other financial and operational benefits, there can be no assurance regarding when or the extent to which we will be able to realize these synergies, cost-savings or other benefits. Achieving the anticipated benefits, including synergies and cost savings, is subject to a number of uncertainties, including whether the businesses acquired can be operated in the manner we intend and whether our costs to finance the MGE Acquisition will be consistent with our expectations. Events outside of our control, including but not limited to regulatory changes or developments, could also adversely affect our ability to realize the anticipated benefits from the MGE Acquisition. Thus the integration of MGE’s business may be unpredictable, subject to delays or changed circumstances, and we can give no assurance that the acquired businesses will perform in accordance with our expectations or that our expectations with respect to integration, synergies or cost savings as a result of the MGE Acquisition will materialize. In addition, our anticipated costs to achieve the integration of MGE may differ significantly from our current estimates. We also may incur additional costs and charges if the NEG Transaction does not close and we must acquire NEG. The integration may place an additional burden on our management and internal resources, and the diversion of management’s attention during the integration process could have an adverse effect on our business, financial condition and expected operating results.

Following the consummation of the MGE Acquisition, we will be dependent on ETE and SUG for certain transitional services to be provided pursuant to a continuing services agreement. The failure of ETE or SUG to perform its obligations under this agreement could adversely affect our business, financial results and financial condition.

We will be initially dependent upon ETE and SUG to continue to provide certain shared services and business support functions in areas such as technology, finance and human resources for a period of time after the consummation of the MGE Acquisition to facilitate the integration of MGE. The terms of these arrangements will be governed by a continuing services agreement to be entered into as of or prior to the closing of the MGE Acquisition. If ETE or SUG fails to perform its obligations under the continuing services agreement, we may not be able to perform such services or obtain such services from third parties on favorable terms or at all. In addition, upon termination of the continuing services agreement, if we are unable to perform such services or obtain such services from third parties, it could adversely affect our business, financial results and financial condition.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from the sale of our common stock in this offering after deducting the underwriting discounts and commissions and estimated expenses. We estimate that we will receive net proceeds of approximately $         million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds from this offering, together with cash on hand, short-term debt and proceeds from the future issuance of debt securities by us or Laclede Gas, to fund a portion of the cash consideration payable in connection with the MGE Acquisition and for general corporate purposes. However, the consummation of this offering is not conditioned on the closing of the MGE Acquisition. If we do not consummate the MGE Acquisition, we will retain broad discretion to use all of the net proceeds from this offering for general corporate purposes. See “Prospectus Supplement Summary — Pending MGE Acquisition” in this prospectus supplement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013 on an actual basis and on an as adjusted basis to give effect to this offering and the intended use of the net proceeds from this offering, assuming no exercise of the underwriters’ over-allotment option, together with expected debt proceeds and other funds, to consummate the MGE Acquisition as contemplated under “Use of Proceeds” in this prospectus supplement. See “Prospectus Supplement Summary — Sources and Uses” in this prospectus supplement.

The historical data in the table are derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, incorporated by reference in this prospectus supplement. You should also read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and the related notes thereto from our Annual Report on Form 10-K for the year ended September 30, 2012 and our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2012 and March 31, 2013. See “Where You Can Find More Information” in this prospectus supplement.

	As of March 31, 2013
($ in Thousands)	Actual	As Adjusted
Cash and Equivalents	$146,880	$81,870

Short-term Debt	—	75,000
Long-term Debt	464,434	918,434

Total Debt	464,434	993,434
Common Stock Equity	640,003	1,030,549	(1)

Total Capitalization	1,104,437	2,023,983

Total Long-term Capitalization	$1,104,437	$1,948,983
Long-term Debt/Long-term Capitalization	42%	47%

(1)	Based on the net proceeds of this offering at $46.70 per share, the closing price on May 17, 2013.

If the MGE Acquisition closes, the proceeds of this offering will be used in accordance with the Sources and Uses table set forth on page S-6 and, until so used or used for general corporate purposes, will be held in cash or cash equivalents. See “Prospectus Supplement Summary — Pending MGE Acquisition” in this prospectus supplement for a description of the MGE Acquisition.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the NYSE under the symbol “LG.” The following table sets forth on a per share basis the high and low sales prices for consolidated trading in our common stock as reported on the NYSE and dividends for the quarters indicated. The closing price of our common stock on May 17, 2013 was $46.70.

	Price Range of Common Stock		Dividend Declared Per Share
	High	Low
Fiscal Year 2011
First Quarter	$37.82	$34.15	$0.405
Second Quarter	39.99	36.40	0.405
Third Quarter	39.11	35.58	0.405
Fourth Quarter	40.30	32.90	0.405
Fiscal Year 2012
First Quarter	42.81	37.23	0.415
Second Quarter	43.00	38.58	0.415
Third Quarter	40.39	36.53	0.415
Fourth Quarter	43.47	39.63	0.415
Fiscal Year 2013
First Quarter	44.04	37.35	0.425
Second Quarter	42.89	37.43	0.425
Third Quarter (through May 17, 2013)	47.11	41.83	0.425

The number of registered shareholders of our common stock at March 31, 2013 was 4,152. We expect to continue our policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements, financial condition and any contractual restriction or restrictions that may be imposed by our existing or future debt instruments. See “Description of Capital Stock — Description of Common Stock” in the accompanying prospectus. The Shareholder Rights Plan described under “Description of Capital Stock — Shareholder Rights Plan” in the accompanying prospectus has expired and will not apply to shares of common stock issued in this offering.

Quarterly dividends on our common stock have been paid since 1946. However, the declaration of dividends is at the discretion of our Board of Directors and is not guaranteed. The amount of dividends on our common stock, if any, will depend upon the rights of holders of any preferred stock or preference stock we may issue in the future, our results of operations and financial condition, future capital expenditures and investments, any applicable regulatory and contractual restrictions and other factors that our Board of Directors considers relevant.

In addition, substantially all of the utility plant of Laclede Gas is subject to the liens of its first mortgage bonds. The mortgage contains several restrictions on Laclede Gas’ ability to pay cash dividends on its common stock. These provisions are applicable regardless of whether the stock is publicly held or, as has been the case since the formation of The Laclede Group, held solely by Laclede Gas’ parent company. Under the most restrictive of these provisions, no cash dividend may be declared or paid if, after the dividend, the aggregate net amount spent for all dividends after September 30, 1953, would exceed a maximum amount determined by a formula set out in the mortgage. Under that formula, the maximum amount is the sum of $8 million plus earnings applicable to its common stock (adjusted for stock repurchases and issuances) for the period from September 30, 1953 to the last day of the quarter before the declaration or payment date for the dividends. As of March 31, 2013 and 2012, respectively, the amount under the mortgage’s formula that was available to pay dividends was $401 million and $329 million, respectively. Thus, all of Laclede Gas’ retained earnings were free from such restrictions as of those dates.

On April 25, 2013, our Board of Directors declared a dividend of $0.425 per share payable on July 2, 2013 to shareholders of record on June 11, 2013. Purchasers of the shares of our common stock offered by this prospectus supplement who are holders of record on such record date will be entitled to receive this dividend.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-US HOLDERS

The following discussion is a general summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock applicable to “non-U.S. holders”. As used herein, a non-U.S. holder means a beneficial owner of our common stock that is neither a “U.S. holder”, as defined below, nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment).

For purposes of this summary, a U.S. holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is includible in gross income for U.S. income tax purposes regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its independent tax advisor as to its tax consequences relating to the purchase, ownership and disposition of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, United States Treasury Regulations and administrative interpretations as of the date of this prospectus supplement, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or any aspects of U.S. estate, generation-skipping or gift tax laws or Medicare tax on investment income. It also does not consider non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax exempt organizations, former U.S. citizens or residents, persons who hold or receive our common stock as compensation and persons subject to the alternative minimum tax). You should consult your tax advisor with respect to the particular tax consequences to you of the purchase, ownership and disposition of our common stock.

Dividends

Distributions of cash or property that we pay on our common stock will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s tax basis in our common stock, and thereafter will be treated as capital gain. To obtain a reduced rate of withholding for dividends paid, a non-U.S. holder will be required to provide us with an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding of U.S. federal income tax does not apply to dividends paid to a non-U.S. holder who provides an Internal Revenue Service Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, where a treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder). Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) under specific circumstances.

Gain on Disposition of Common Stock

Subject to the discussions under “— Information Reporting Requirements and Backup Withholding” and “— Other Withholding Requirements” below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, or where a treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other requirements; or

•

we are or have been a “United States real property holding corporation” (a “USRPHC”), under certain Internal Revenue Code rules, at any time during the shorter of the five-year period ending on the date of such disposition or the non-U.S. holder’s holding period for our common stock.

We believe that we may have been, may currently be, or may become, a USRPHC. Nevertheless, pursuant to an exception for certain interests in publicly traded corporations, even if we are a USRPHC, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless such non-U.S. holder’s shares of our common stock (including shares of our common stock that are attributed to such non-U.S. holder under applicable attribution rules) represent more than 5% of the total fair market value of all of the shares of our common stock at any time during the five-year period ending on the date of disposition of such shares by the non-U.S. holder, assuming that we satisfy certain public trading requirements. We expect to satisfy the applicable public trading requirements, but this cannot be assured. Prospective investors should consult their own tax advisors regarding the application of the exception for certain interests in publicly traded corporations.

Information Reporting Requirements and Backup Withholding

We must report annually to the Internal Revenue Service the amount of dividends paid to each non-U.S. holder, the name and address of the recipient, and the amount of any tax withheld. A similar report is sent to the non-U.S. holder. Under tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence. A non-U.S. holder must certify its non-U.S. status to avoid backup withholding at the applicable rate on dividends. Generally a non-U.S. holder will provide this certification on Internal Revenue Service Form W-8BEN.

U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of our common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, a non-U.S. holder must certify its non-U.S. status to avoid information reporting and backup withholding at the applicable rate on disposition proceeds where the transaction is effected by or through a U.S. office of a broker. In addition, U.S. information reporting requirements generally will apply to the proceeds of a disposition effected by or through a non-U.S. office of a U.S. broker, or by a non-U.S. broker with specified connections to the United States.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the Internal Revenue Service.

Other Withholding Requirements

Non-U.S. holders may be subject to a U.S. withholding tax of 30% under Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”). This withholding tax may apply if a non-U.S. holder (or any non-U.S. person or entity that receives a payment on a non-U.S. holder’s behalf) does not comply with certain U.S. informational reporting requirements. The payments potentially subject to this withholding tax include dividends on, and gross proceeds from the sale or other disposition of, our common stock. If stock is subject to FATCA withholding, the withholding tax described above will apply to dividends and other periodic payments made on or after January 1, 2014, and to gross proceeds from the sale or other disposition of stock made on or after January 1, 2017. Prospective non-U.S. holders are urged to consult their own tax advisors regarding the applicability of FATCA with respect to our common stock.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL, ESTATE OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to each of the underwriters named below, for whom Wells Fargo Securities, LLC is acting as representative, the following respective numbers of shares of our common stock:

Underwriter	Number of Shares
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
Edward D. Jones & Co., L.P.
Moelis & Company LLC

Total	8,700,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of our common stock directly at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $         per share. After the public offering of the shares, the underwriters may change the public offering price and concession. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Over-allotment Option

The underwriters have an option to buy up to an additional 1,305,000 shares of our common stock from us to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The shares purchased under this over-allotment option will be purchased at the public offering price less the underwriting discounts and commissions. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting Discounts and Commissions

The underwriting discounts and commissions are equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of our common stock. The underwriting discounts and commissions are $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by Laclede	$	$	$
Proceeds, before expenses, to Laclede	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.0 million.

A prospectus supplement and accompanying prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons, with limited exceptions, for a period of 60 days after the date of this prospectus supplement, may not, without the prior written consent of the representative, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, our common stock which may be deemed to be beneficially owned by us or such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued pursuant to any stock incentive plan, employee stock purchase plan or dividend reinvestment plan) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. In addition, our directors and executive officers may not, without the prior written consent of the representative, during the period ending 60 days after the date of the prospectus supplement, make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (2) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless (A) the conditions with respect to us set forth in Rule 139 under the Securities Act of 1933 are satisfied and our common stock constitutes “actively traded securities” within the meaning of the SEC’s Regulation M as of such date or (B) the Representative waives, in writing, such extension.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Our common stock is listed on the New York Stock Exchange under the symbol “LG.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to the SEC’s Regulation M, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases our common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The securities offered by this prospectus supplement and accompanying prospectus may not be offered or sold, directly or indirectly, nor may this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement or accompanying prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement and accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and accompanying prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, certain affiliates of the underwriters are lenders under our credit facility and are parties to the bridge loan facility commitment letter related to the MGE Acquisition and the NEG Transaction. In connection with the Transactions, Wells Fargo Securities, LLC is acting as our lead financial advisor and Moelis & Company LLC is our financial advisor.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement and accompanying prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State, and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the securities which are the subject of the offering contemplated by this prospectus does not constitute an issue prospectus pursuant to Articles 652a or 1156 of the Swiss Code of Obligations. The securities will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the securities, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The securities are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the securities with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document as well as any other material relating to the securities is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The securities to which this prospectus supplement relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended September 30, 2012, and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial schedule have been so incorporated in reliance upon the reports of such firm given on their authority as experts in auditing and accounting.

The financial statements of Missouri Gas Energy as of December 31, 2012 and 2011, and for the period from March 26, 2012 to December 31, 2012, the period from January 1, 2012 to March 25, 2012, and the years ended December 31, 2011 and 2010, incorporated by reference in this prospectus supplement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Mark C. Darrell, our General Counsel. Certain additional legal matters in connection with the offering will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, New York, New York. Mr. Darrell is a salaried employee and earns stock-based compensation on our common stock. As of March 31, 2013, Mr. Darrell beneficially owned 28,383 shares of our common stock. Pursuant to various stock and employee benefit plans, Mr. Darrell is eligible to purchase and receive shares of our common stock and to receive options to purchase shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, and other information with the SEC. These SEC filings are available over the Internet at the SEC’s web site at “http://www.sec.gov” or on our own website at “http://www.thelacledegroup.com.” Information contained on our website does not constitute part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room.

Incorporation by Reference

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means we can disclose important information by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below. Additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus supplement and the termination of this offering of our common stock are also incorporated herein by reference. These documents contain important information about us and our finances. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

SEC Filings (File No.1-16681)	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended September 30, 2012
Quarterly Reports on Form 10-Q	Quarters ended December 31, 2012 and March 31, 2013
Current Reports on Form 8-K	Filed on December 3, 2012, December 17, 2012 (with respect to Item 1.01 only), January 14, 2013, January 18, 2013, January 24, 2013 (with respect to Item 8.01 only), January 31, 2013 (with respect to Item 5.07 only), February 12, 2013 (with respect to Item 1.01 only) and May 20, 2013 (with respect to Items 8.01 and 9.01 only)

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

The Laclede Group, Inc.

Attn: Corporate Secretary

720 Olive Street, 15th Floor

St. Louis, Missouri 63101

(314) 342-0873

PROSPECTUS

Senior Debt Securities

Subordinated Debt Securities

Preferred Stock

Common Stock

Stock Purchase Contracts

Stock Purchase Units

We may offer for sale, from time to time, either separately or together in any combination, the securities described in this prospectus. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We may sell the offered securities through the solicitation of proposals of underwriters or dealers to purchase the offered securities, through underwriters or dealers on a negotiated basis, through agents or directly to a limited number of purchasers or to a single purchaser. The supplements to this prospectus will describe the terms of any particular plan of distribution, including any underwriting arrangements. Please see the “Plan of Distribution” section of this prospectus.

Investing in our securities involves risks that are described in the “Risk Factors” section of this prospectus as well as in our annual, quarterly, and current reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, which are incorporated by reference into this prospectus.

Our common stock trades on the New York Stock Exchange under the symbol “LG.”

Our address is 720 Olive Street, St. Louis, Missouri 63101 and our telephone number is 314-342-0500.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 28, 2011

As permitted under the rules of the SEC, this prospectus incorporates important information about us that is contained in documents that we file with the SEC but that is not included in or delivered with this prospectus. You may obtain copies of these documents without charge from the website maintained by the SEC at www.sec.gov as well as other sources. See “Where You Can Find More Information.” You may also obtain copies of the incorporated documents, without charge, upon written or oral request to our Corporate Secretary, The Laclede Group, Inc., 720 Olive Street, St. Louis, MO 63101 (314-342-0873).

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents. Our business, financial condition, result of operations, and prospects may have changed since that date.

The distribution of this prospectus may be restricted by law in certain jurisdictions. This prospectus does not constitute, and may not be used in connection with an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

The terms “we,” “our,” “us” and “Laclede” refer to The Laclede Group, Inc. and its subsidiaries unless the context suggests otherwise. The term “you” refers to a prospective investor.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may offer and sell, from time to time, any combination of securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. The registration statement we filed with the SEC includes or incorporates by reference exhibits that provide more detail on descriptions of matters discussed in this prospectus. Each time we offer and sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

RISK FACTORS

Investing in our securities involves risks. Before making an investment decision, you should read and carefully consider the risk factors described in our annual, quarterly and current reports filed with the SEC, which are incorporated by reference into this prospectus, as well as other information we include or incorporate by reference in this prospectus before making an investment decision. The prospectus supplement applicable to each type or series of securities we offer may contain a discussion of additional risks applicable to an investment in us and the particular types of securities we are offering under that prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and other information with the SEC. These SEC filings are available over the Internet at the SEC’s web site at “http://www.sec.gov” or on our own website at “http://www.thelacledegroup.com.” Information contained on our website does not constitute part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means we can disclose important information by referring you to those documents. The information we incorporate by reference is an important part of this prospectus or any prospectus supplement relating to an offering of our securities and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15 of the Securities Exchange Act of 1934 from the time we file the initial registration statement until we sell all of the securities. These documents contain important information about us and our finances. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

SEC Filings (File No.1-16681)	Period/Date
Annual Report on Form 10-K	Year ended September 30, 2010
Quarterly Report on Form 10-Q	Quarter ended December 31, 2010
Current Reports on Form 8-K	October 5, 2010 January 4, 2011 January 27, 2011
Description of our common stock and preferred stock purchase rights set forth in Registration Statement on Form 8-A	September 6, 2001

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

The Laclede Group, Inc.

Attn: Corporate Secretary

720 Olive Street, 15th Floor

St. Louis, Missouri 63101

(314) 342-0873

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;

•

volatility in gas prices, particularly sudden and sustained changes in natural gas prices, including the related impact on margin deposits associated with the use of natural gas derivative instruments;

•	the impact of changes and volatility in natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;

•	changes in gas supply and pipeline availability, particularly those changes that impact supply for and access to the markets in which our subsidiaries transact business;

•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting

•	allowed rates of return

•	incentive regulation

•	industry structure

•	purchased gas adjustment provisions

•	rate design structure and implementation

•	regulatory assets

•	franchise renewals

•	environmental or safety matters, including the potential impact of legislative and regulatory actions related to climate change

•	taxes

•	pension and other postretirement benefit liabilities and funding obligations

•	accounting standards, including the effect of potential changes relative to adoption of or convergence with international accounting standards;

•	the results of litigation;

•	retention of, ability to attract, ability to collect from, and conservation efforts of, customers;

•

capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and

•	employee workforce issues.

Readers are urged to consider the risks, uncertainties, and other factors that could affect our business as described in this prospectus. All forward-looking statements made in this prospectus rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

THE LACLEDE GROUP

We are a public utility holding company. Our principal subsidiary is Laclede Gas Company, founded in 1857, that provides natural gas service in Missouri to approximately 630,000 residential, commercial and industrial customers in metropolitan St. Louis and surrounding counties in eastern Missouri. Our primary non-regulated subsidiary is Laclede Energy Resources, Inc. that markets natural gas and related services to both on-system utility transportation customers and customers outside of our utility’s traditional service area. For more information about us and our business you should refer to the additional information described under the caption “Where You Can Find More Information.”

Our principal offices are located at 720 Olive Street, St. Louis, Missouri, 63101 and our telephone number is 314-342-0500.

USE OF PROCEEDS

Unless we state otherwise in any applicable prospectus supplement, we intend to use the net proceeds from any sale of the offered securities for general corporate purposes, including for working capital, repaying indebtedness, and funding capital projects and acquisitions.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the respective periods indicated:

	Fiscal Year Ended September 30,					12 Months Ended
	2006	2007	2008	2009	2010	December 31, 2010
Ratio of earnings to fixed charges	3.0	2.9	3.7	4.1	3.8	3.8

For purposes of computing the ratios of earnings to fixed charges, earnings consist of income from continuing operations plus applicable income taxes and fixed charges. Fixed charges include all interest expense and the portion of rent expense deemed representative of the interest component.

DESCRIPTION OF DEBT SECURITIES

General

The description below contains summaries of selected provisions of the indentures, including supplemental indentures, under which the unsecured debt securities will be issued. These summaries are not complete. The indentures and the form of the supplemental indentures applicable to the debt securities are exhibits to the registration statement. You should read them for provisions that may be important to you.

We are not required to issue future issues of indebtedness under the indentures described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness not under this registration statement.

The debt securities will be represented either by global senior debt securities registered in the name of The Depository Trust Company (“DTC”), as depository (“Depository”), or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the heading “Book-Entry Securities” in this prospectus.

Unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series for issuance of additional debt securities of that series. Unless otherwise described in the applicable prospectus supplement, neither indenture described above limits or will limit the aggregate amount of debt, including secured debt, we or our subsidiaries may incur.

The following briefly summarizes the material provisions of the indentures and the debt securities. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. The indentures have been filed as exhibits to the registration statement of which this prospectus is a part. Copies of the indentures may also be obtained from us or the applicable trustee.

The applicable prospectus supplement relating to any series of debt securities will describe the following terms, where applicable:

•	the title of the debt securities;

•	whether the debt securities will be senior or subordinated debt;

•	the total principal amount of the debt securities;

•	the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

•	the maturity date or dates or the method of determining the maturity date or dates;

•	the interest rate or the method of computing the interest rate;

•	the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment date or dates and any related record dates;

•	the location where payments on the debt securities will be made;

•	the terms and conditions on which the debt securities may be redeemed at our option;

•	any of our obligations to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, purchase or repayment;

•	any provisions for the discharge of our obligations relating to the debt securities by deposit of funds or United States government obligations;

•	whether the debt securities are to trade in book-entry form and the terms and any conditions for exchanging the global security in whole or in part for paper certificates;

•	any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities;

•	any additional events of default; and

•	any other specific terms of the debt securities.

Federal income tax consequences and other special considerations applicable to any debt securities issued by us at a discount may be described in the applicable prospectus supplement.

Registration, Transfer and Exchange. Unless otherwise indicated in the applicable prospectus supplement, each series of debt securities will initially be issued in the form of one or more global securities, in registered form, without coupons, as described under “Book-Entry Securities.” The global securities will be registered in the name of DTC, as depositary, or its nominee, and deposited with, or on behalf of, the depositary. Except in the circumstances described under “Book-Entry Securities,” owners of beneficial interests in a global security will not be entitled to have debt securities registered in their names, will not receive or be entitled to receive physical delivery of any debt securities and will not be considered the registered holders thereof under the debt indenture.

Debt securities of any series will be exchangeable for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Subject to the terms of the applicable indenture and the limitations applicable to global securities, debt securities may be presented for exchange or registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer, at the office of any security registrar we may designate for that purpose, without service charge but upon payment of any taxes and other governmental charges as described in the applicable indenture.

Unless otherwise indicated in the applicable prospectus supplement, the security registrar will be the trustee under the applicable indenture. We may at any time designate additional security registrars or rescind the designation of any security registrar or approve a change in the office through which any security registrar acts, except that we will be required to maintain a security registrar in each place of payment for the debt securities of each series.

Payment and Paying Agents. Principal of and interest and premium, if any, on debt securities issued in the form of global securities will be paid in the manner described under “Book-Entry Securities.”

Unless otherwise indicated in the applicable prospectus supplement, the principal of and any premium and interest on debt securities of a particular series in the form of certificated securities will be payable at the office of the trustee or at the authorized office of any paying agent or paying agents upon presentation and surrender of such debt securities. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All monies we pay to a trustee or a paying agent for the payment of the principal of, and premium or interest, if any, on, any debt security that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to us. The holder of such debt security thereafter may look only to us for payment thereof, subject to the laws of unclaimed property.

Redemption. Any terms for the optional or mandatory redemption of the debt securities will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, debt securities will be redeemable by us only upon notice by mail not less than 30 nor more than 60 days prior to the date fixed for redemption, and, if less than all the debt securities of a series are to be redeemed, the particular debt securities to be redeemed will be selected by the method provided for that particular series, or in the absence of any such provision, by the trustee in the manner it deems fair and appropriate.

Any notice of redemption at our option may state that redemption will be conditional upon receipt by the trustee or the paying agent or agents, on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest on, the debt securities and that if that money has not been so received, the notice will be of no force and effect and we will not be required to redeem the debt securities.

Annual Notice to Trustee. We will provide to each trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the applicable indenture.

Notices. Notices to holders of debt securities will be given by mail to the addresses of the holders as they may appear in the security register for the applicable debt securities.

Title. We, the trustee, and any agents of us or the trustee, may treat the person in whose name debt securities are registered as the absolute owner of those debt securities, whether or not those debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary.

Governing Law. Each indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee. The Bank of New York Mellon is the trustee under the senior debt indenture as well as under the subordinated debt indenture.

A trustee may resign at any time by giving written notice to us or may be removed at any time by act of the holders of a majority in principal amount of all series of debt securities then outstanding delivered to the trustee and us. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the trustee a resolution of our board of directors appointing a successor trustee and that successor has accepted the appointment in accordance with the terms of the applicable indenture, the trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the applicable indenture.

Each indenture provides that our obligations to compensate the trustee and reimburse the trustee for expenses, disbursements and advances will be secured by a lien prior to that of the applicable senior debt securities upon the property and funds held or collected by the trustee as such.

Consolidation, Merger or Sale of Assets. Each indenture provides that we may consolidate with or merge into, or sell, lease or convey our property as an entirety or substantially as an entirety to any other corporation if the successor corporation assumes our obligations under the debt securities and the indentures and is organized and existing under the laws of the United States, any state thereof or the District of Columbia.

Senior Debt Securities

General. The following summaries of some important provisions of the senior debt indenture (including its supplements) are not complete and are subject to, and qualified in their entirety by, all of the provisions of the senior debt indenture, which is an exhibit to the registration statement of which this prospectus forms a part.

Ranking. The senior debt securities will be our direct unsecured general obligations and will rank equally with all of our other unsecured and unsubordinated debt.

We are a holding company that derives substantially all of our income from our operating subsidiaries and primarily from our utility subsidiary. As a result, our cash flows and consequent ability to service our debt, including the senior debt securities, are dependent upon the earnings of our subsidiaries and distribution of those earnings to us and other payments or distributions of funds by our subsidiaries to us, including payments of principal and interest under intercompany indebtedness. Our operating subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions (except for payments required under the terms of intercompany indebtedness) to us or to otherwise pay amounts due with respect to the senior debt securities or to make specific funds available for such payments. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. Furthermore, except to the extent we have a priority or equal claim against our subsidiaries as a creditor, the senior debt securities will be effectively subordinated to debt and preferred stock at the subsidiary level because, as the direct or indirect common shareholder of our subsidiaries, we will be subject to the prior claims of creditors and holders of preferred stock of our subsidiaries.

Events of Default. Each of the following will constitute an event of default under the senior debt indenture with respect to senior debt securities of any series:

•	failure to pay principal of or premium, if any, on any senior debt security of that series, as the case may be, within three business days after maturity;

•	failure to pay interest on the senior debt securities of such series within 60 days after the same becomes due and payable;

•

failure to perform or breach of any of our other covenants or warranties in the senior debt indenture (other than a covenant or warranty solely for the benefit of one or more series of senior debt securities other than that series) for 90 days after written notice to us by the trustee or to us and the trustee by the holders of at least 33% in aggregate principal amount of the outstanding senior debt securities of that series;

•	certain events of bankruptcy, insolvency, reorganization, assignment or receivership; or

•	any other event of default specified in the applicable prospectus supplement with respect to senior debt securities of a particular series.

No event of default with respect to the senior debt securities of a particular series necessarily constitutes an event of default with respect to the senior debt securities of any other series issued under the senior debt indenture.

If an event of default with respect to any series of senior debt securities occurs and is continuing, then either the trustee for such series or the holders of at least 33% in aggregate principal amount of the outstanding senior debt securities of that series, by notice in writing, may declare the principal amount of and interest on all of the senior debt securities of that series to be due and payable immediately. However, if the event of default applies to more than one series of senior debt securities under the senior debt indenture, the trustee for that series or the holders of at least 33% in aggregate principal amount of the outstanding senior debt securities of all those series, considered as one class, and not the holders of the senior debt securities of any one of such series, may make such declaration of acceleration.

At any time after an acceleration with respect to the senior debt securities of any series has been declared, but before a judgment or decree for the payment of the money due has been obtained, the event or events of default giving rise to such acceleration will be considered waived, and the acceleration will be considered rescinded and annulled, if

•

we pay or deposit with the trustee for such series a sum sufficient to pay all matured installments of interest on all senior debt securities of that series, the principal of and premium, if any, on the senior debt securities of that series that have become due otherwise than by acceleration and interest, if any, thereon at the rate or rates specified in such senior debt securities, interest, if any, upon overdue installments of interest at the rate or rates specified in such senior debt securities, to the extent that payment of such interest is lawful, and all amounts due to the trustee for that series under the senior debt indenture; or

•	any other event or events of default with respect to the senior debt securities of such series have been cured or waived as provided in the senior debt indenture.

However, no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or impair any related right.

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization.

Other than its duties in case of an event of default, the trustee is not obligated to exercise any of its rights or powers under the senior debt indenture at the request, order or direction of any of the holders, unless the holders offer the trustee a reasonable indemnity. If they provide a reasonable indemnity, the holders of a majority in principal amount of any series of senior debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any power conferred upon the trustee. However, if the event of default relates to more than one series, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. The trustee is not obligated to comply with directions that conflict with law or other provisions of the senior debt indenture.

No holder of senior debt securities of any series will have any right to institute any proceeding under the senior debt indenture, or to exercise any remedy under the senior debt indenture, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default;

•

the holders of a majority in aggregate principal amount of the outstanding senior debt securities of all series in respect of which an event of default shall have occurred and be continuing have made a written request to the trustee and have offered reasonable indemnity to the trustee to institute proceedings; and

•	the trustee has failed to institute any proceeding for 60 days after notice and has not received any direction inconsistent with the written request of holders during that period.

However, the limitations discussed above do not apply to a suit by a holder of a debt security for payment of the principal of, or premium, if any, or interest, if any, on, a senior debt security on or after the applicable due date.

Modification and Waiver. We and the trustee may enter into one or more supplemental indentures without the consent of any holder of senior debt securities for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in the senior debt indenture and in the senior debt securities;

•	to add additional covenants or to surrender any of our rights or powers under the senior debt indenture;

•	to add additional events of default;

•

to change, eliminate, or add any provision to the senior debt indenture; provided, however, if the change, elimination, or addition will adversely affect the interests of the holders of senior debt securities of any series in any material respect, such change, elimination, or addition will become effective only:

•	when the consent of the holders of senior debt securities of such series has been obtained in accordance with the senior debt indenture; or

•	when no debt securities of the affected series remain outstanding under the senior debt indenture;

•	to provide collateral security for all but not part of the senior debt securities;

•	to establish the form or terms of senior debt securities of any other series as permitted by the senior debt indenture;

•	to provide for the authentication and delivery of bearer securities and coupons attached thereto;

•	to evidence and provide for the acceptance of appointment of a successor trustee;

•	to provide for the procedures required for use of a noncertificated system of registration for the senior debt securities of all or any series;

•	to change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange and notices to us may be served; or

•

to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the senior debt indenture; provided that such action shall not adversely affect the interests of the holders of senior debt securities of any series in any material respect.

The holders of a majority in aggregate principal amount of the senior debt securities of all series then outstanding may waive our compliance with certain restrictive provisions of the senior debt indenture. The holders of a majority in principal amount of the outstanding senior debt securities of any series may waive any past default under the senior debt indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the senior debt indenture that cannot be modified or be amended without the consent of the holder of each outstanding senior debt security of the series affected.

If the Trust Indenture Act of 1939 is amended after the date of the senior debt indenture in such a way as to require changes to the senior debt indenture, the senior debt indenture will be deemed to be amended so as to conform to the amendment of the Trust Indenture Act of 1939. We and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence such an amendment.

The consent of the holders of a majority in aggregate principal amount of the senior debt securities of all series then outstanding is required for all other modifications to the senior debt indenture. However, if less than all of the series of senior debt securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of all series that are directly affected will be required. No such amendment or modification may:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any senior debt security, or reduce the principal amount of any senior debt security or its rate of interest or change the method of calculating such interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any senior debt security, without the consent of the holder;

•

reduce the percentage in principal amount of the outstanding senior debt securities of any series whose consent is required for any supplemental indenture or any waiver of compliance with a provision of the senior debt indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

•

modify certain of the provisions of the senior debt indenture relating to supplemental indentures, waivers of certain covenants and waiver of past defaults with respect to the senior debt securities of any series, without the consent of the holder of each outstanding senior debt security affected thereby.

A supplemental indenture that changes the senior debt indenture solely for the benefit of one or more particular series of senior debt securities, or modifies the rights of the holders of senior debt securities of one or more series, will not affect the rights under the senior debt indenture of the holders of the senior debt securities of any other series.

The senior debt indenture provides that senior debt securities owned by us, any of our affiliates or anyone else required to make payment on the senior debt securities shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent.

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other act of the holders, but we shall have no obligation to do so. If a record date is fixed for that purpose, the request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding senior debt securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding senior debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder shall bind every future holder of the same senior debt securities and the holder of every senior debt security issued upon the registration of transfer of or in exchange for those senior debt securities. A transferee will be bound by acts of the trustee or us taken in reliance upon an act of holders whether or not notation of that action is made upon that senior debt security.

Satisfaction and Discharge. We will be discharged from our obligations on the senior debt securities of a particular series, or any portion of the principal amount of the senior debt securities of such series, if we irrevocably deposit with the trustee sufficient cash or government securities to pay the principal, or portion of principal, interest, any premium and any other sums when due on the senior debt securities of such series at their maturity, stated maturity date, or redemption.

The indenture will be deemed satisfied and discharged when no senior debt securities remain outstanding and when we have paid all other sums payable by us under the senior debt indenture.

Subordinated Debt Securities

General. The subordinated debt securities will be unsecured and issued under the subordinated indenture dated as of December 16, 2002 between us and The Bank of New York Mellon and, unless otherwise specified in the applicable prospectus supplement, will rank equally with our other unsecured and subordinated indebtedness. The subordinated indenture does not limit the aggregate principal amount of subordinated debt securities that may be issued under the subordinated indenture.

Subordination. Unless otherwise specified in the applicable prospectus supplement, the subordinated debt securities will rank subordinated and junior in right of payment, to the extent set forth in the subordinated indenture, to all of our “senior indebtedness.”

“Senior indebtedness” means the principal of and premium, if any, and interest on the following, including any outstanding on the date of execution of the subordinated debt indenture or thereafter incurred, created or assumed:

•

our indebtedness for money borrowed or evidenced by the senior debt securities or any debentures (other than the subordinated debt securities), notes, bankers’ acceptances or other corporate debt securities or similar instruments issued by us;

•	our capital lease obligations;

•

our obligations incurred for deferring the purchase price of property, with respect to conditional sales, and under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

•	our obligations with respect to letters of credit;

•	all indebtedness of others of the type referred to in the four preceding bullet points assumed by or guaranteed in any manner by us or in effect guaranteed by us;

•	all indebtedness of others of the type referred to in the five preceding bullet points secured by a lien on any of our property or assets; or

•

renewals, extensions or refundings of any of the indebtedness referred to in the preceding six bullet points unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same or the assumption or guarantee of the same, or pursuant to which the same is outstanding, that indebtedness or that renewal, extension or refunding thereof is not superior in right of payment to the subordinated debt securities.

If we default in the payment of any distributions on any senior indebtedness when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities issued under the subordinated indenture. The subordinated indenture provisions described in this paragraph, however, do not prevent us from making sinking fund payments on subordinated debt securities acquired prior to the maturity of senior indebtedness or, in the case of default, prior to a default and notice thereof. If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us, our creditors or our property, then all senior indebtedness must be paid in full before any payment may be made to any holders of subordinated debt securities. Holders of subordinated debt securities must return and deliver any payments received by them, other than in a plan of reorganization or through a defeasance trust as described below, directly to the holders of senior indebtedness until all senior indebtedness is paid in full.

The subordinated indenture does not limit the total amount of senior indebtedness that may be issued.

Events of Default. The subordinated indenture provides that events of default regarding any series of subordinated debt securities include the following events that shall have occurred and be continuing:

•	failure to pay required interest on the series of subordinated debt securities for 30 days;

•	failure to pay when due principal on the series of subordinated debt securities;

•	failure to make any required deposit or payment of any sinking fund or analogous payment on the series of subordinated debt securities when due;

•	failure to perform, for 90 days after notice, any other covenant in the subordinated indenture applicable to the series of subordinated debt securities; and

•	certain events of bankruptcy or insolvency, whether voluntary or not.

If an event of default regarding subordinated debt securities of any series should occur and be continuing, either the subordinated debt securities trustee or the holders of at least 25% in total principal amount of outstanding subordinated debt securities of a series may declare each subordinated debt security of that series immediately due and payable.

Holders of a majority in total principal amount of the outstanding subordinated debt securities of any series will be entitled to control certain actions of the subordinated debt securities trustee and to waive past defaults regarding that series. The trustee generally will not be required to take any action requested, ordered or directed by any of the holders of subordinated debt securities, unless one or more of those holders shall have offered to the trustee reasonable security or indemnity.

Before any holder of any series of subordinated debt securities may institute action for any remedy, except payment on that holder’s subordinated debt securities when due, the holders of not less than 25% in principal amount of the subordinated debt securities of that series outstanding must request the subordinated debt securities trustee to take action. Holders must also offer and give the subordinated debt securities trustee satisfactory security and indemnity against liabilities incurred by the trustee for taking that action.

We are required to annually furnish the subordinated debt securities trustee a statement as to our compliance with all conditions and covenants under the subordinated indenture. The subordinated debt securities trustee is required, within 90 days after the occurrence of a default with respect to a series of subordinated debt securities, to give notice of all defaults affecting that series of subordinated debt securities to each holder of such series of debentures. However, the subordinated indenture provides that the subordinated debt securities trustee may withhold notice to the holders of the subordinated debt securities of any series of any default affecting such series, except payment on holders’ subordinated debt securities when due, if it considers withholding notice to be in the interests of the holders of the subordinated debt securities of that series.

Modification and Waiver. The subordinated indenture permits us and the subordinated debt securities trustee to enter into supplemental indentures without the consent of the holders of the subordinated debt securities to:

•	establish the form and terms of any series of securities under the subordinated indenture;

•	secure the debentures with property or assets;

•	evidence the succession of another corporation to us, and the assumption by the successor corporation of our obligations, covenants and agreements under the subordinated indenture;

•	add covenants from us for the benefit of the holders of the subordinated debt securities;

•

cure any ambiguity or correct or supplement any provision in the subordinated indenture or any supplement to the subordinated indenture, provided that the action does not adversely affect the interests of the holders of the subordinated debt securities; and

•	evidence and provide for the acceptance of a successor trustee.

The subordinated indenture also permits us and the subordinated debt securities trustee, with the consent of the holders of a majority in total principal amount of the subordinated debt securities of all series then outstanding and affected (voting as one class), to change in any manner the provisions of the subordinated indenture or modify in any manner the rights of the holders of the subordinated debt securities of each such affected series. We and the trustee may not, without the consent of the holder of each of the subordinated debt securities affected, enter into any supplemental indenture to:

•	change the time of payment of the principal;

•	reduce the principal amount of the subordinated debt securities;

•	reduce the rate or change the time of payment of interest on the subordinated debt securities;

•	reduce any amount payable upon redemption of the subordinated debt securities; or

•	impair the right to institute suit for the enforcement of any payment on any subordinated debt securities when due.

In addition, no modification may reduce the percentage in principal amount of the subordinated debt securities of the affected series, the consent of whose holders is required for that modification or for any waiver provided for in the subordinated indenture.

Before the acceleration of the maturity of any subordinated debt securities, the holders, voting as one class, of a majority in total principal amount of the subordinated debt securities with respect to which a default or event of default has occurred and is continuing, may, on behalf of the holders of all such affected subordinated debt securities, waive any past default or event of default and its consequences, except a default or event of default in the payment of the principal or interest or in respect of a covenant or provision of the applicable indenture or of any subordinated debt securities that cannot be modified or amended without the consent of the holder of each subordinated debt securities affected.

Satisfaction and Discharge. The subordinated indenture provides that, at our option, we will be discharged from all obligations in respect of the subordinated debt securities of a particular series then outstanding (except for certain obligations to register the transfer of or exchange the subordinated debt securities of that series, to replace stolen, lost or mutilated subordinated debt securities of that series, and to maintain paying agencies) if we in each case irrevocably deposit in trust with the relevant trustee money and/or securities backed by the full faith and credit of the United States that through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal and interest on the subordinated debt securities of that series on the stated maturities of the subordinated debt securities in accordance with the terms thereof.

To exercise this option, we are required to deliver to the relevant trustee an opinion of independent counsel to the effect that the exercise of that option would not cause the holders of the subordinated debt securities of that series to recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance, and those holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred.

DESCRIPTION OF CAPITAL STOCK

General

The following descriptions of our preferred and common stock and the relevant provisions of our articles of incorporation and bylaws are summaries. These summaries are qualified by reference to (1) our articles of incorporation and bylaws that have been previously filed with the SEC and are exhibits to the registration statement of which this prospectus is a part and (2) the applicable provisions of The Missouri General and Business Corporation Law.

Under our articles of incorporation, we are authorized to issue up to 75,000,000 shares of capital stock, consisting of 70,000,000 shares of common stock, $l.00 par value per share, and 5,000,000 shares of preferred stock, $25 par value per share. At December 31, 2010, 22,376,183 shares of common stock and no shares of preferred stock were issued and outstanding.

Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends will be dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us in the form of dividends, or in the form of loans to or repayments of loans from us. Some of our subsidiaries may have restrictions on their ability to pay dividends including covenants under their borrowing arrangements and mortgage indentures, and possibly also restrictions imposed by their regulators. Currently, the Mortgage and Deed of Trust of Laclede Gas Company, under which it issues its first mortgage bonds, contains a covenant that restricts its ability to pay dividends to us as its sole common stock shareholder. Under that covenant, as of December 31, 2010, $292 million was available to pay dividends. Further, the right of common shareholders to receive dividends may be subject to our prior payment of dividends on any outstanding shares of preferred stock.

Description of Preferred Stock

Our articles of incorporation authorize our board of directors to approve the issuance of preferred stock in one or more series, without shareholder action. Our board can determine the rights, preferences and limitations of each series. Before issuing a series of preferred stock, our board will adopt resolutions creating and designating the series as a series of preferred stock. Our board of directors has the authority to determine or fix the following terms with respect to shares of any series of preferred stock:

•	the dividend rate, the dates of payment, and the date from which dividends will accumulate, if dividends are to be cumulative;

•	whether and upon what terms the shares will be redeemable;

•	whether and upon what terms the shares will have a sinking fund;

•	whether and upon what terms the shares will be convertible or exchangeable;

•	whether the shares will have voting rights and the terms thereof;

•	any amounts payable to the holders upon liquidation or dissolution, if any; and

•	any other preferences, qualifications, limitations, restrictions and special or relative rights.

These terms will be described in the prospectus supplement for any series of preferred stock that we offer. In addition, you should read the prospectus supplement relating to the particular series of the preferred stock offered thereby for specific terms, including:

•	the title of the series of preferred stock and the number of shares offered;

•	the initial public offering price at which we will issue the preferred stock; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges and limitations and restrictions.

When we issue the preferred stock, the shares will be fully paid and non-assessable. This means that the full purchase price for the outstanding preferred stock will have been paid and the holder of the preferred stock will not be assessed any additional monies for the preferred stock. Unless the applicable prospectus supplement specifies otherwise:

•	each series of preferred stock will rank senior to our common stock and equally in all respects with the outstanding shares of each other series of preferred stock; and

•

holders of the preferred stock will have no preemptive rights to subscribe for any additional securities that we may issue in the future. This means that the holder of preferred stock will have no right, as holder of preferred stock, to buy any portion of preferred or common stock that we may issue in the future.

Description of Common Stock

Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “LG.” Any additional common stock we issue will also be listed on the New York Stock Exchange.

Liquidation Rights. In the event of any dissolution, liquidation or winding up of our affairs voluntarily or involuntarily, the holders of our common stock will be entitled to receive the remainder, if any, of our assets after the payment of all our debts and liabilities and after the payment in full of any preferential amounts to which holders of any preferred stock may be entitled.

Voting Rights. Except as otherwise provided by law and subject to the voting rights of holders of our preferred stock that may be issued in the future, all voting power rests exclusively in the holders of shares of our common stock. Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, including the election of directors. The common stock votes together as a single class. The holders of our common stock are not entitled to cumulate votes for the election of directors. At annual and special meetings of shareholders, the holders of a majority of the outstanding shares of common stock, present in person or by proxy, constitute a quorum.

Miscellaneous. The holders of our common stock have no preemptive or preferential rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. The outstanding shares of our common stock and the shares of common stock offered hereby will be, upon payment for them, fully paid and non-assessable. Our common stock does not contain any redemption provisions or conversion rights.

Transfer Agent and Registrar. Computershare Trust Company, N. A. acts as transfer agent and registrar for our common stock. Its address is P. O. Box 43078, Providence, RI 02940-3078. You can reach it at 1-800-884-4225.

Certain Anti-takeover Matters

It is not the intent of our board of directors to discourage legitimate offers to enhance shareholder value. Provisions of our articles of incorporation or bylaws, however, may have the effect of discouraging unilateral tender offers or other attempts to acquire our business. These provisions include the classification of our directors with three-year staggered terms, the requirement that director nominations by shareholders be made not less than 60 nor more than 90 days prior to the date of the shareholder meeting, and the ability of the board, without further action of the holders of common stock, to issue one or more series of preferred stock from time to time, which may have terms more favorable than the common stock, including, among other things, preferential dividend, liquidation, voting and redemption rights.

These provisions might discourage a potentially interested purchaser from attempting a unilateral takeover bid for us on terms that some shareholders might favor. If these provisions discourage potential takeover bids, they might limit the opportunity for our shareholders to sell their shares at a premium.

In addition, our articles of incorporation do not provide for cumulative voting in the election of directors. Cumulative voting permits shareholders to multiply their number of votes by the total number of directors being elected and to cast their total number of votes for one or more candidates in each shareholder’s discretion.

Our bylaws also include provisions setting forth specific conditions and restrictions under which business may be transacted at meetings of shareholders. For example, no business may be transacted at a meeting unless it is:

•	specified in the notice of meeting;

•	otherwise brought before the meeting by or at the direction of the board of directors or a committee thereof; or

•

brought before the meeting by a shareholder of record who provided notice and other specified information in writing to the corporate secretary not less than 60 nor more than 90 days prior to the meeting.

These provisions may restrict the content of the issues to be discussed at a shareholders meeting.

In addition, the issuance of authorized but unissued shares of our common or preferred stock may have an anti-takeover effect. These shares might be issued by our board of directors without shareholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction by, for example, diluting voting or other rights of the proposed acquiror. In this regard, our articles of incorporation grant the board of directors broad powers to establish the rights and preferences of the authorized but unissued preferred stock, one or more series of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert the stock into shares of our common stock or possibly other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control or to exercise other rights designed to impede a takeover.

Missouri Shareholder Protection Statutes

We are subject to Missouri corporate statutes that restrict the voting rights of a person who acquires 20% or more of our outstanding common stock as well as that person’s ability to enter into a business combination with us.

The control share acquisition statute provides that shares acquired that would cause the acquiring person’s aggregate voting power to meet or exceed any of three thresholds (20%, 33-1/3% or a majority) have no voting rights unless such voting rights are granted by a majority vote of the holders of the shares not owned by the acquiring person or any of our officers or directors or employee-directors. The statute sets out a procedure under which the acquiring person may call a special shareholders meeting for the purpose of considering whether voting rights should be conferred. Acquisitions as part of a merger or exchange offer arising out of an agreement to which we are a party are exempt from the statute.

The business combination statute restricts transactions between us and a beneficial owner of 20% or more of our voting stock. A business combination is defined in the statute as any of the following transactions with or proposed by an interested shareholder: merger, consolidation, disposition of assets, significant securities issuance, liquidation, dissolution, reclassification of securities, loan, advance, guarantee, pledge or tax credit. Generally the statute prohibits for five years from the date one becomes an interested shareholder a business combination between us and the interested shareholder unless the business combination or the interested shareholder’s stock acquisition was approved by our board of directors on or before that date. An interested shareholder may enter into a business combination with us after the five-year period if it is approved by holders of a majority of the outstanding shares not owned by the interested shareholder or if it meets certain consideration requirements.

Application of the control share acquisition and business combination statutes are automatic unless we take steps to “opt out” of their application. We have not “opted out” of the statutes.

Shareholder Rights Plan

Our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock held of record at the close of business on October 1, 2001. Shares of common stock issued after October 1, 2001 and prior to the October 1, 2011 expiration date will also have rights attached to them. The rights were issued under a shareholder rights plan. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred stock, par value $25.00 per share, at an exercise price of $90 per one one-hundredth of a share, subject to adjustment upon the occurrence of certain dilutive events. The rights will become exercisable and begin to trade separately from the common stock only if a person or group acquires 20% or more of our common stock or announces a tender offer for 20% or more of our common stock. If a person or group acquires 20% or more of our common stock, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of our common stock having a market value of twice the exercise price. In addition, if we are acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring company’s common stock having a market value of twice the exercise price. The acquiring person or group will not be entitled to exercise these rights.

Our board of directors at any time prior to any person or group acquiring 20% or more of our common stock may (1) redeem the rights at $.01 per right or (2) exchange the rights at an exchange rate of one share of common stock for each right exchanged.

The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on per share earnings.

We have 700,000 shares of preferred stock initially reserved for issuance upon exercise of the rights. There is no junior participating preferred stock issued or outstanding as of the date of this prospectus.

The description and terms of the rights are set forth in an agreement between us and UMB Bank, n.a., as rights agent. The preceding summary of the rights and the shareholder rights plan is qualified in its entirety by reference to the rights agreement and the description thereof each contained in our registration statement on Form 8-A filed September 6, 2001, which is incorporated by reference into this prospectus.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating you to purchase from us, and us to sell to you, a specified number of shares of our preferred or common stock at a future date or dates. The price per share of stock and the number of shares of stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts. We may issue stock purchase contracts separately or as part of units, often known as stock purchase units, consisting of a stock purchase contract and beneficial interests in:

•	senior debt securities or subordinated debt securities; or

•	debt obligations of third parties, including U.S. Treasury securities,

securing your obligations to purchase the stock under the stock purchase contract. The stock purchase contracts may require us to make periodic payments to you or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require you to secure your obligations in a specified manner. The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units.

BOOK-ENTRY SECURITIES

Unless otherwise specified in the applicable prospectus supplement, we will issue securities, other than our preferred or common stock, to investors in the form of one or more book-entry certificates registered in the name of a depositary or a nominee of a depositary. Unless otherwise specified in the applicable prospectus supplement, the depositary will be DTC. We have been informed by DTC that its nominee will be Cede & Co. Accordingly, Cede is expected to be the initial registered holder of all securities that are issued in book-entry form.

No person that acquires a beneficial interest in securities issued in book-entry form will be entitled to receive a certificate representing those securities, except as set forth in this prospectus or in the applicable prospectus supplement. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders or beneficial owners of securities issued in book-entry form will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders or beneficial owners will refer to payments and notices to DTC or Cede, as the registered holder of such securities.

DTC has informed us that it is:

•	a limited-purpose trust company organized under New York banking laws;

•	a “banking organization” within the meaning of the New York banking laws;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the Securities Exchange Act.

DTC has also informed us that it was created to:

•	hold securities for “participants”; and

•

facilitate the computerized settlement of securities transactions among participants through computerized electronic book-entry changes in participants’ accounts, thereby eliminating the need for the physical movement of securities certificates.

Participants have accounts with DTC and include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Persons that are not participants or indirect participants but desire to buy, sell or otherwise transfer ownership of or interests in securities may do so only through participants and indirect participants. Under the book-entry system, beneficial owners may experience some delay in receiving payments as payments will be forwarded by our agent to Cede as nominee for DTC. These payments will be forwarded to DTC’s participants, which thereafter will forward them to indirect participants or beneficial owners. Beneficial owners will not be recognized by the applicable registrar, transfer agent, trustee or depositary as registered holders of the securities entitled to the benefits of the certificate, the indenture or any deposit agreement. Beneficial owners that are not participants will be permitted to exercise their rights as an owner only indirectly through participants and, if applicable, indirect participants.

Under the current rules and regulations affecting DTC, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants. Participants and indirect participants with whom beneficial owners of securities have accounts are also required by these rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.

Because DTC can act only on behalf of participants who, in turn act, only on behalf of other participants or indirect participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities issued in book-entry form to pledge those securities to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under our indenture or any instruments governing the securities, as the case may be, only at the direction of one or more participants to whose accounts with DTC the securities are credited.

According to DTC, it has provided information with respect to DTC to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Unless otherwise specified in the applicable prospectus supplement, a book-entry security will be exchangeable for definitive securities registered in the names of persons other than DTC or its nominee only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary for the book-entry security or DTC ceases to be a clearing agency registered under the Securities Exchange Act at a time when DTC is required to be so registered; or

•

we execute and deliver to the applicable registrar, transfer agent, trustee and/or depositary an order complying with the requirements of the indenture or any instruments governing the securities that the book-entry security will be so exchangeable.

Any book-entry security that is exchangeable in accordance with the preceding sentence will be exchangeable for securities registered in such names as DTC directs.

If one of the events described in the immediately preceding paragraph occurs, DTC is generally required to notify all participants of the availability through DTC of definitive securities. Upon surrender by DTC of the book-entry security representing the securities and delivery of instructions for re-registration, the registrar, transfer agent, trustee or depositary, as the case may be, will reissue the securities as definitive securities. After reissuance of the securities, those persons will recognize the beneficial owners of such definitive securities as registered holders of securities.

Except as described above:

•	a book-entry security may not be transferred except as a whole book-entry security by or among DTC, a nominee of DTC and/or a successor depositary appointed by us; and

•

DTC may not sell, assign or otherwise transfer any beneficial interest in a book-entry security unless the beneficial interest is in an amount equal to an authorized denomination for the securities evidenced by the book-entry security.

None of us, any trustee, any registrar and transfer agent or any depositary, or any agent of any of them, will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a book-entry security.

PLAN OF DISTRIBUTION

We may sell the offered securities through the solicitation of proposals of underwriters or dealers to purchase the offered securities, through underwriters or dealers on a negotiated basis, through agents or directly to a limited number of purchasers or to a single purchaser.

The prospectus supplement with respect to each offering of securities will set forth the terms of such offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the offered securities and the proceeds to us from their sale;

•	any underwriting discounts and commissions and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the offered securities may be listed.

Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters

If underwriters are used in the sale, they will acquire the offered securities for their own account and may resell them on one or more occasions in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of securities will be named in the prospectus supplement relating to the offering and, if an underwriting syndicate is used, the names of the managing underwriter or underwriters will be set forth on the cover of that prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered securities if any are purchased.

Dealers

If dealers are utilized in the sale of offered securities, we will sell such offered securities to the dealers as principals. The dealers may then resell such offered securities to the public at varying prices to be determined by such dealers at the time of resale. The terms of the transaction will be set forth in the related prospectus supplement.

Agents

The offered securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the offered securities in respect to which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the related prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

Direct Sales

The offered securities may be sold directly by us to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the related prospectus supplement.

Indemnification

Agents, dealers and underwriters and the persons who control them may be entitled under agreements with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which these agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of business.

Remarketing

The offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment under their terms, or otherwise, by one or more firms (“remarketing firms”), acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the offered securities they remarket. Under agreements that may be entered into with us, remarketing firms may be entitled to indemnification or contribution by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions or perform services for us and our subsidiaries in the ordinary course of business.

No Assurance of Liquidity

The offered securities may or may not be listed on a national securities exchange. You should read the prospectus supplement for a discussion of this matter. We cannot assure you there will be a market for any of the offered securities.

LEGAL OPINIONS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by Mark C. Darrell, our General Counsel, and Thompson Coburn LLP, St. Louis, Missouri; and for any underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Mr. Darrell is a salaried employee and earns stock-based compensation on our common stock. Additionally, he may hold stock-based units through employee benefit plans and may participate in our dividend reinvestment and stock purchase plan.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

8,700,000 Shares

The Laclede Group, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

May    , 2013

Wells Fargo Securities	BofA Merrill Lynch	J.P. Morgan	Morgan Stanley

Piper Jaffray	Stifel	Edward Jones

Moelis & Company